File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

In the Matter of the Application of:

BLACKROCK CREDIT STRATEGIES FUND, CREDX SUBSIDIARY, LLC, BLACKROCK DIRECT LENDING CORP., BLACKROCK MT. ADAMS CLO IX LP, BLACKROCK MT. HOOD CLO X, LLC, BLACKROCK PRIVATE CREDIT FUND, BDEBT SUBSIDIARY LLC, BLACKROCK PRIVATE CREDIT FUND LEVERAGE I, LLC, BLACKROCK PRIVATE INVESTMENTS FUND, BPIF SUBSIDIARY, LLC, CAYMAN PRIVATE INVESTMENTS FUND, LTD., BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC, BLACKROCK ADVISORS, LLC, MB BLACKROCK HOLDINGS CAYMAN, LTD, MIDDLE MARKET SENIOR FUND, L.P., SSG BLK PRIVATE DEBT FUND L.P., AB CLIMATE TRANSITION-ORIENTED PRIVATE DEBT CAYMAN USPC HOLDINGS L.P.

1824 PRIVATE CREDIT FUND, L.P., 1824 PRIVATE CREDIT FUND (PENSION), L.P., 1824 PRIVATE EQUITY FEEDER, L.P., 1824 PRIVATE EQUITY FUND, L.P., 1885 PRIVATE OPPORTUNITIES FUND, L.P., 1885 PRIVATE OPPORTUNITIES CAYMAN FUND, LTD., ABR PEP I, LTD., ABR PEP II, LTD., APO GLOBAL HEALTHCARE CAYMAN, LTD., APO GLOBAL HEALTHCARE HOLDCO SCSP, BEL45 PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES FEEDER SCSP, BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES MASTER SCSP, BLACKROCK APO GLOBAL HEALTHCARE PRIVATE EQUITY FUND, S.C.A. SICAV-RAIF, BLACKROCK ASF PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK DIVERSIFIED PRIVATE DEBT USPC HOLDINGS LP, BLACKROCK DIVERSIFIED PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK CAPITAL MARKETS, LLC, BLACKROCK DIVERSIFIED PRIVATE OPPORTUNITIES FUND II, L.P., BLACKROCK ERI PRIVATE OPPORTUNITIES FEEDER SCSP, BLACKROCK ERI PRIVATE OPPORTUNITIES MASTER SCSP, BLACKROCK GEMINI II PRIVATE OPPORTUNITIES FUND, LP, BLACKROCK GEMINI PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK GROWTH EQUITY FUND AGGREGATOR LP, BLACKROCK GROWTH EQUITY FUND LP, BLACKROCK GROWTH EQUITY FUND (LUX) SCSP, BLACKROCK GROWTH EQUITY FUND AGGREGATOR CAYMAN LTD., BLACKROCK GROWTH EQUITY FUND HOLDINGS (LUX) SCSP, BLACKROCK GSA PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLACKROCK GSA PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK HAJAR FEEDER FUND, L.P., BLACKROCK HAJAR FUND, L.P., BLACKROCK HEALTHCARE OPPORTUNITIES FUND (DELAWARE), L.P., BLACKROCK HEALTHCARE OPPORTUNITIES FUND, L.P., BLACKROCK HEARTLAND PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK HEARTLAND PRIVATE OPPORTUNITIES CAYMAN FUND, LTD., BLACKROCK INVERWOOD PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK JI PRIVATE EQUITY SOLUTIONS, L.P., BLACKROCK MAROON BELLS CLO XI, LLC, BLACKROCK MCKINNEY OPPORTUNITIES FUND CAYMAN, LTD., BLACKROCK MD POF CAYMAN, LTD., BLACKROCK MD PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLACKROCK MD PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK MSV PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 AGGREGATOR CAYMAN LTD., BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 AGGREGATOR LP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 LP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 (LUX) SCSP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 HOLDINGS (LUX) SCSP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 60-40 LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 60-40 (LUX) SCSP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 100 LP, BLACKROCK PRIVATE EQUITY

IMPACT CAPITAL 100 (LUX) SCSP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL AGGREGATOR LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL AGGREGATOR CAYMAN LTD., BLACKROCK PRIVATE EQUITY IMPACT CAPITAL HOLDINGS (LUX) SCSP, BLACKROCK PRIVATE EQUITY PRIMARIES 2021 AGGREGATOR LP, BLACKROCK PRIVATE EQUITY PRIMARIES 2021 HOLDINGS (CAYMAN) LP, BLACKROCK PRIVATE EQUITY PRIMARIES 2021 LP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2025 AGGREGATOR (LUX) SCSP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2025 HOLDINGS (LUX) SCSP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2025 (LUX) SCSP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2025, L.P., BLACKROCK PRIVATE EQUITY PRIMARIES 2021 (LUX) SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND IV (CAYMAN), L.P., BLACKROCK PRIVATE OPPORTUNITIES FUND IV (EMPLOYEES), L.P., BLACKROCK PRIVATE OPPORTUNITIES FUND IV FEEDER SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND IV MASTER SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND IV, L.P., BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS—B INTERMEDIARY (CAYMAN) LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS—B LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS—C LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS HOLDINGS (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS SUBSIDIARY SCSP, BLK2018 CORE PRIVATE EQUITY FEEDER FUND, L.P., BLK2018 CORE PRIVATE EQUITY FUND, L.P., BLK2019 PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLK2019 PRIVATE OPPORTUNITIES FUND, L.P., BLK2020 PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLK2020 PRIVATE OPPORTUNITIES FUND, L.P., BLK2021 CORE PRIVATE EQUITY FEEDER FUND, L.P., BLK2021 CORE PRIVATE EQUITY FUND, L.P., BLK2021 PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLK2021 PRIVATE OPPORTUNITIES FUND, L.P., BR POF IV CAYMAN MASTER FUND, L.P., BR/ERB CO-INVESTMENT FUND II, L.P., BV PE OPPORTUNITIES CAYMAN MASTER FUND, LTD., BV PE OPPORTUNITIES FEEDER FUND SCSP, BV PE OPPORTUNITIES MASTER FUND SCSP, CLIMATE TRANSITION-ORIENTED PRIVATE DEBT USPC LP, COIN PRIVATE OPPORTUNITIES, L.P., ERB TACTICAL OPPORTUNITIES, L.P., FAI BLACKROCK SUSTAINABLE PRIVATE MARKETS PEP HOLDCO LTD., FM GLOBAL CAYMAN, LTD., FM GLOBAL INVESTMENT PARTNERS, L.P., GLOBAL ALTERNATIVES PROGRAM I PE, LP, GLOBAL ALTERNATIVES PROGRAM II PE, LP, GILDI LIFEYRISSJODUR (GILDI PENSION FUND), GILDI LIFEYRISSJODUR II (GILDI PENSION FUND), HEATHROW FOREST OPPORTUNITIES FUND, L.P., HIGH CEDAR DIRECT FUND, L.P., HIGH CEDAR FEEDER, L.P., HIGH CEDAR MASTER CAYMAN, LTD., HIGH CEDAR MASTER, L.P., HIGH ROCK DIRECT FUND, L.P., HIGH ROCK FEEDER, L.P., HIGH ROCK MASTER, L.P., HIGH STREET FEEDER, L.P., HIGH STREET FUND, L.P., LINCOLN PENSION PRIVATE EQUITY BR, L.P., MARKWOOD CO-INVESTMENT FUND 1, L.P., MB BLACKROCK HOLDINGS SCSP, MEDIOBANCA BLACKROCK MASTER FUND SCSP, MOUNTAIN RESEARCH FUND – PRIVATE EQUITY, L.P., MUTUAL OF OMAHA OF CAYMAN, LTD., MUTUAL OF OMAHA OPPORTUNITIES FUND, L.P., NDSIB PRIVATE OPPORTUNITIES FUND, L.P., NMERB SIERRA BLANCA FUND, L.P., OV PRIVATE OPPORTUNITIES, L.P., PEP ASGA FEEDER L.P., PEP ASGA MASTER CAYMAN, LTD., PEP ASGA MASTER L.P., PEP TELLCO INVESTMENTS 1 CAYMAN, LTD., PEP TELLCO INVESTMENTS 1, L.P., PMH SPV AMBER LP, PMH SPV AMBER B LP, PMH SPV BASALT LP, PMH SPV EMERALD LP, PMH SPV GARNET LP, PMH SPV PEARL LP, PMH SPV PEARL – B LP, PMH SPV RADAR HOLDINGS LP, PMH SPV SAPPHIRE LP, PMH II SPV BELLFLOWER LP, BLACKROCK PRIVATE EQUITY OPPORTUNITIES ELTIF, PRIVATE EQUITY OPPORTUNITIES HOLDINGS SCSP, PRIVATE EQUITY PARTNERS VII (DELAWARE), L.P., PRIVATE EQUITY PARTNERS VII (SCOTLAND), L.P., PRIVATE EQUITY PARTNERS VII MASTER CAYMAN, LTD., PRIVATE EQUITY PARTNERS VII MASTER, L.P., PRIVATE EQUITY PARTNERS VII US CAYMAN, LTD., PRIVATE EQUITY PARTNERS VII US, L.P., PRIVATE MARKET HOLDINGS LP, RED RIVER DIRECT INVESTMENT FUND III, L.P., SALAM PRIVATE OPPORTUNITIES FUND, L.P., SALAM PRIVATE OPPORTUNITIES FEEDER, L.P., SC-BR ASIA PE FEEDER FUND, L.P., SC-BR ASIA PE FUND, L.P., SONJ PRIVATE OPPORTUNITIES FUND II, L.P., SULLIVAN WAY POF CAYMAN, LTD., SULLIVAN WAY PRIVATE OPPORTUNITIES FUND, L.P., TANGO CAPITAL OPPORTUNITIES FUND, L.P., TFO ASIA PRIVATE OPPORTUNITIES FUND, L.P., THE LINCOLN NATIONAL LIFE INSURANCE COMPANY, TOPANGA OPPORTUNITIES FUND CAYMAN, LTD., TOPANGA PRIVATE OPPORTUNITIES, L.P., TOTAL ALTERNATIVES FUND –

PRIVATE EQUITY LP, TOTAL ALTERNATIVES FUND – PRIVATE EQUITY (B) LP, TSCL PRIVATE MARKETS FEEDER FUND, L.P, TSCL PRIVATE MARKETS FUND, L.P., VFL CO INVEST PARTNERS, L.P., BLACKROCK FUTURE GENERATIONS PRIVATE EQUITY OPPORTUNITIES ELTIF, BLACKROCK GROWTH EQUITY FUND MASTER CAYMAN AGGREGATOR LP, BLACKROCK GROWTH EQUITY FUND MASTER CAYMAN AGGREGATOR LTD., BLACKROCK GROWTH EQUITY – VC SIDECAR (LUX) SCSP, BLACKROCK GROWTH EQUITY – VC SIDECAR (CAYMAN) LP, BLACKROCK GROWTH EQUITY – VC SIDECAR HOLDINGS (CAYMAN) LP, BLACKROCK GROWTH EQUITY – VC SIDECAR MASTER CAYMAN AGGREGATOR LP, BLACKROCK GROWTH EQUITY – VC SIDECAR MASTER CAYMAN AGGREGATOR LTD, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL MASTER CAYMAN AGGREGATOR LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL MASTER CAYMAN AGGREGATOR LTD., BLACKROCK PRIVATE EQUITY PRIMARIES 2024 (LUX) SCSP, BLACKROCK PRIVATE EQUITY PRIMARIES 2024 AGGREGATOR (LUX) SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND V MASTER CAYMAN AGGREGATOR LP, BLK2022 CORE PRIVATE EQUITY FUND, L.P., BLK2022 CORE PRIVATE EQUITY FEEDER FUND, L.P., FUTURE GENERATIONS PRIVATE EQUITY OPPORTUNITIES HOLDINGS SCSP, BLACKROCK MT. LASSEN SENIOR LOAN FUNDING XII, LLC, BLACKROCK MT. LASSEN SENIOR LOAN FUNDING XII, LLC, SERIES 1, BLACKROCK MT. LASSEN SENIOR LOAN FUNDING XII, LLC, SERIES 2

50 Hudson Yards

New York, New York 10001

BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES CAYMAN MASTER LTD., BLACKROCK ALTERNATIVE FUNDS S.C.A., SICAV-RAIF—BLACKROCK PRIVATE EQUITY IMPACT OPPORTUNITIES ELTIF, BLACKROCK ALTERNATIVE FUNDS II ELTIF, SICAV – BLACKROCK PRIVATE EQUITY ELTIF, BLACKROCK FLORIDA CAYMAN, L.P., BLACKROCK MCKINNEY OPPORTUNITIES FUND, L.P., BLACKROCK PRIVATE EQUITY PRIMARIES 2021 (CAYMAN) LP, BLACKROCK PRIVATE OPPORTUNITIES FUND V (LUX) SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND V AGGREGATOR LP, BLACKROCK PRIVATE OPPORTUNITIES FUND V MASTER CAYMAN AGGREGATOR LTD., BLACKROCK PRIVATE OPPORTUNITIES FUND V HOLDINGS (LUX) SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND V LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS – B SPV LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS HOLDINGS II (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II—B LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II—C LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS SUBSIDIARY II (LUX) SCSP, BR MAGNUM AGGREGATOR, LTD., NHRS PRIVATE OPPORTUNITIES FUND, L.P., TCP DLF VIII-L FUNDING, LP, PMH HOLDCO II LP, PMH HOLDCO LP, PMH II SPV MINT LP, PMH NEWCO II LLC, PRIVATE EQUITY IMPACT OPPORTUNITIES HOLDINGS SCSP, PRIVATE MARKET HOLDINGS – C, LLC, PRIVATE MARKET HOLDINGS II LLC, SLS II – C HOLDCO LP, SLS II – C HOLDINGS LLC, SLS II – C NEWCO LLC, TSCL PRIVATE MARKETS CAYMAN FUND LTD., ASHLAND PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK GROWTH EQUITY FUND DELAWARE HOLDINGS LP, BLACKROCK GROWTH EQUITY – VC SIDECAR LP, BLACKROCK GROWTH EQUITY – VC SIDECAR DELAWARE HOLDINGS LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL DELAWARE HOLDINGS LP, BLACKROCK PRIVATE EQUITY PRIMARIES 2024 LP, BLACKROCK PRIVATE OPPORTUNITIES FUND V DELAWARE HOLDINGS LP, SONJ PRIVATE OPPORTUNITIES FUND III, L.P.

1 University Square Drive

Princeton, NJ 08540

BLACKROCK TCP CAPITAL CORP., BCIC MERGER SUB, LLC, SPECIAL VALUE CONTINUATION PARTNERS LLC, TCPC FUNDING I, LLC, TCPC FUNDING II, LLC, TCPC SBIC, LP, TCPC SBIC GP, LLC, TENNENBAUM CAPITAL PARTNERS, LLC, SVOF/MM, LLC

TENNENBAUM OPPORTUNITIES PARTNERS V, LP, TENNENBAUM OPPORTUNITIES FUND V, LLC, TENNENBAUM HEARTLAND CO-INVEST, LP, SEB DIP INVESTOR, LP, TCP DIRECT LENDING FUND VIII-S, LLC, TCP DIRECT LENDING FUND VIII-T, LLC, TCP DLF VIII FEEDER ICAV, TCP DLF VIII ICAV, TCP DLF VIII 2018 CLO LLC, TCP ENHANCED YIELD FUNDING I, LLC, TCP RAINIER, LLC, TCP DIRECT LENDING FUND VIII, LLC, TCP DIRECT LENDING FUND VIII-L, LLC, TCP DIRECT LENDING FUND VIII-N, LLC, TCP DIRECT LENDING FUND VIII-A, LLC, TENNENBAUM ENERGY OPPORTUNITIES CO., LLC, TENNENBAUM ENERGY OPPORTUNITIES FUND, LP, TENNENBAUM ENHANCED YIELD FUND I, LLC, TENNENBAUM OPPORTUNITIES FUND VI, LLC, TCP WATERMAN FUND, LP., TENNENBAUM SENIOR LOAN FUND III, LP, TENNENBAUM SENIOR LOAN FUNDING III, LLC, TENNENBAUM SENIOR LOAN FUND IV-A, LP, TENNENBAUM SENIOR LOAN FUND IV-B, LP, TENNENBAUM SPECIAL SITUATIONS FUND IX, LLC, TENNENBAUM SPECIAL SITUATIONS FUND IX-A, LLC, TENNENBAUM SPECIAL SITUATIONS FUND IX-S, L.P., TENNENBAUM SENIOR LOAN FUND II, LP, TENNENBAUM SENIOR LOAN FUND V, LLC, TENNENBAUM ENHANCED YIELD OPERATING I, LLC, TCP WATERMAN CLO, LLC, TCP WHITNEY CLO, LLC, TCP WHITNEY CLO, LTD, TENNENBAUM SENIOR LOAN OPERATING III, LLC, TENNENBAUM SENIOR LOAN SPV IV-A, LLC, BLACKROCK ELBERT CLO V, LTD., BLACKROCK DLF IX 2019 CLO, LLC, BLACKROCK DLF IX 2019-G CLO, LLC, BLACKROCK DLF IX 2020-1 CLO, LLC, BLACKROCK LISI CREDIT FUND, LP, TENNENBAUM DIP OPPORTUNITY FEEDER, LP, ABR USPC HOLDINGS I, LTD., ABR USPC HOLDINGS II, LTD., BLACKROCK BAKER CLO 2021-1, LTD, BLACKROCK BAKER CLO VIII, LLC, BLACKROCK DIRECT LENDING FEEDER IX-L, LP, BLACKROCK DIRECT LENDING FEEDER IX-U, LP, BLACKROCK DIRECT LENDING FUND IX-U (LUXEMBOURG) SCSP, BLACKROCK DIRECT LENDING FUND X-U (LUXEMBOURG) SCSP, BLACKROCK DLF IX CLO 2021-1, LLC, BLACKROCK DLF IX CLO 2021-2, LLC, BLACKROCK DLF IX FEEDER ICAV—BLACKROCK DIRECT LENDING FEEDER FUND IX-L (IRELAND), BLACKROCK DLF IX FEEDER ICAV—BLACKROCK DIRECT LENDING FEEDER FUND IX-U (IRELAND), BLACKROCK DLF IX ICAV—BLACKROCK DIRECT LENDING FUND IX-L (IRELAND), BLACKROCK DLF IX ICAV—BLACKROCK DIRECT LENDING FUND IX-U (IRELAND), BLACKROCK DLF X CLO 2022-1, LLC, BLACKROCK DLF IX-L CLO, LP, BLACKROCK ELBERT CLO V, LLC, BLACKROCK RAINIER CLO VI, LTD, BLACKROCK SAPPHIRE POF, L.P., BLACKROCK SHARI’A PRIVATE OPPORTUNITIES FUND, LP, BLACKROCK SHARI’A PRIVATE OPPORTUNITIES FUND HOLDINGS, LP, BLACKROCK SHASTA CLO XIV, LLC, BLACKROCK SHASTA CLO XIII, LLC, BLACKROCK SHASTA SENIOR LOAN FUND VII, LLC, BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES I, LP, BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES I, LTD., BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES NON-US, LTD (CLASS), BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES NON-US II LTD, DLF IX-L FUNDING, LP, OLYMPIA HOLDINGS I, LTD., TCP DLF VIII-S FUNDING, LLC, TCP DLF VIII-T FUNDING, LLC

2951 28th Street, Suite 1000

Santa Monica, California 90405

MIDDLE MARKET SENIOR MASTER FUND S.À.R.L.

35a, avenue J.F. Kennedy L-1855

Luxembourg, Grand Duchy of Luxembourg

TENNENBAUM SPECIAL SITUATIONS IX-C, L.P.,

TENNENBAUM SPECIAL SITUATIONS IX-O, L.P.

190 Elgin Avenue

George Town, Grand Cayman, KY1-9005, Cayman Islands

TCP DIRECT LENDING FUND VIII – L (IRELAND),

TCP DIRECT LENDING FUND VIII – U (IRELAND)

76 Lower Baggot Street

Dublin 2, Ireland

BLACKROCK DIRECT LENDING FUND IX-U (IRELAND),

BLACKROCK DIRECT LENDING FUND IX-L (IRELAND)

200 Capital Dock, 79 Sir John Rogerson’s Quay

Dublin 2, D02 RK57, Ireland

All Communications, Notices and Orders to:

Diana Huffman General Counsel BlackRock Private Credit Fund 50 Hudson Yards New York, New York 10001 (212) 810-5800 GroupBCIALCSupport@blackrock.com	Laurence D. Paredes Managing Director BlackRock Capital Investment Advisors, LLC 50 Hudson Yards New York, New York 10001 (212) 810-5800	Erik Cuellar Director Tennenbaum Capital Partners, LLC 2951 28th Street, Suite 1000 Santa Monica, California 90405 (310) 566-1000

Copies to:

Ryan P. Brizek Simpson Thacher & Bartlett LLP 900 G Street, NW Washington, D.C. 20001 (202) 636-5500	Michael Hoffman Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10019 (212) 735-3000	Margery K. Neale, Esq. P. Jay Spinola, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000

March 3, 2025

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on February 26, 2025 (the “Prior Order”)2 that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•	BlackRock Credit Strategies Fund (“BCSF”), a closed-end non-diversified management investment company registered under the 1940 Act;

•	CREDX Subsidiary, LLC (“CREDX Subsidiary”), a Wholly-Owned Investment Sub (defined below) of BCSF;

•	BlackRock Direct Lending Corp. (“BDLC”), a closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act;

•	BlackRock Private Credit Fund (“BPCF”), a closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act;

•	BDEBT Subsidiary LLC (“BDEBT Subsidiary”), a Wholly-Owned Investment Sub of BPCF;

•	BlackRock Private Credit Fund Leverage I, LLC (“BPCFL Subsidiary”), a Wholly-Owned Investment Sub of BPCF;

•	BlackRock Private Investments Fund (“BPIF”), a closed-end non-diversified management investment company registered under the 1940 Act;

•	BPIF Subsidiary, LLC (“BPIF Subsidiary”), a Wholly-Owned Investment Sub of BPIF;

•	Cayman Private Investments Fund, Ltd. (“CPIF Subsidiary”), a Wholly-Owned Investment Sub of BPIF;

•

BlackRock TCP Capital Corp. (“TCPC” and, together with BCSF, BDLC, BPCF and BPIF, the “Existing Regulated Funds”), a closed-end non-diversified management investment company that has elected to be regulated as a BDC under the 1940 Act;

•

Special Value Continuation Partners LLC (“SVCP”), a Wholly-Owned Investment Sub of TCPC, TCPC Funding I, LLC (“TCPC Funding”), TCPC Funding II, LLC (“TCPC Funding II”), TCPC SBIC, LP (“TCPC SBIC”), TCPC SBIC GP, LLC (“TCPC SBIC GP”) and BCIC Merger Sub, LLC (“BCIC Merger Sub”), each of which is an indirect Wholly-Owned Investment Sub of TCPC;

•	BlackRock Capital Investment Advisors, LLC (“BlackRock Capital Advisor”), an investment adviser registered under the Investment Advisers Act of 1940 (the “Advisers Act”), and its successors;

•	Tennenbaum Capital Partners, LLC (“TCP”), an investment adviser registered under the Advisers Act, and its successors;

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	BlackRock Credit Strategies Fund, et al., (File No. 812-15475-217) Investment Company Act Rel. Nos. 35461 (January 29, 2025) (notice) and 35479 (February 26, 2025) (order).

•	SVOF/MM, LLC (“SVOF/MM,” and, together with BlackRock Capital Advisor and TCP, the “Existing Advisers”), an investment adviser registered under the Advisers Act, and its successors;

•	BlackRock Advisors, LLC (“BAL”), an investment adviser that is registered under the Advisers Act, and its successors;

•

Any Existing Adviser that acts in a principal capacity or any other affiliate of an Existing Adviser identified in Appendix A, that, from time to time, will hold various financial assets in a principal capacity and intends to participate in Co-Investment Transactions (the “Existing Proprietary Accounts”); and

•

The investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity and would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds” and, together with the Existing Regulated Funds, the Existing Advisers, CREDX Subsidiary, BDEBT Subsidiary, BPCFL Subsidiary, BPIF Subsidiary, CPIF Subsidiary, SVCP, TCPC Funding, TCPC Funding II, TCPC SBIC, TCPC SBIC GP, BCIC Merger Sub, BAL and the Existing Proprietary Accounts, the “Applicants”).[3]

[3]

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund4 and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

II.	GENERAL DESCRIPTION OF THE APPLICANTS

BlackRock, Inc. is not a registered investment adviser, does not currently expect to be an investment adviser in the future, and will not be the source of any Co-Investment Transactions under the requested Order. As a result, BlackRock Inc. has not been included as an Applicant.

A.	BlackRock Credit Strategies Fund and CREDX Subsidiary

BCSF is organized as a statutory trust under the laws of Delaware. BCSF was organized as a Delaware statutory trust on August 27, 2018, pursuant to a Certificate of Trust, governed by the laws of the State of Delaware. BCSF is registered as a non-diversified, closed-end management investment company under the 1940 Act. CREDX Subsidiary is a limited liability company under the laws of the State of Delaware and a wholly-owned subsidiary of BCSF.

[4]

“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is an open-end or closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[5]

“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates, and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates, that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[6]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order.
[7]

“Adviser” means the Existing Advisers, and any other investment adviser controlling, controlled by, or under common control with the Existing Advisers. The term “Adviser” also includes any internally-managed Regulated Fund.

[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

BCSF’s investment objective is to seek to provide high income and attractive risk-adjusted returns. Under normal conditions, BCSF intends to invest at least 80% of its Managed Assets9 in fixed-income securities, with an emphasis on public and private corporate credit.

BCSF invests across multiple credit sectors and employs multiple strategies. As part of its strategy, BCSF seeks to invest in select less liquid or illiquid private credit investments, generally to corporate borrowers that its investment adviser believes present the potential for higher yield and capital appreciation versus more liquid portions of its portfolio. BCSF invests without limit in fixed-income securities across several investment sectors, including, but not limited to: fixed-income securities rated below investment grade (commonly referred to as “high yield” securities or “junk bonds”), investment grade corporate bonds, fixed-income securities issued by governmental entities (including supranational entities), their agencies and instrumentalities, mezzanine investments, collateralized loan obligations, bank loans, mortgage-related and asset-backed securities and other fixed and floating or variable rate obligations. BCSF invests in such fixed-income securities of issuers located in the United States and non-U.S. countries, including emerging market countries.

BAL serves as BCSF’s investment adviser and BlackRock Capital Advisor serves as one of BCSF’s sub-advisers and is responsible for the day-to-day management of the applicable portion of BCSF’s portfolio.

BCSF is overseen by a board of trustees currently comprised of five trustees, four of whom are not “interested” persons of BCSF within the meaning of Section 2(a)(19) of the 1940 Act (the “BCSF Board”).10 BCSF has elected and qualified for federal income tax purposes as a regulated investment company (“RIC”) under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

B.	BlackRock Direct Lending Corp.

BDLC is a Delaware corporation organized as a closed-end management investment company that has elected to be regulated as a BDC under Section 54(a) of the 1940 Act. BDLC was organized on October 12, 2020 and gave notice of its intent to be regulated as a BDC by filing a Form N-54A with the Commission on October 12, 2020.

BDLC’s investment objective is to target high risk-adjusted returns produced primarily from current income generated by investing primarily in senior secured corporate debt instruments. BDLC will primarily target investments in companies headquartered in North America but will have the ability to invest in compelling opportunities in other jurisdictions. BDLC will invest in privately-originated, performing senior secured debt primarily in North America-based companies with target enterprise values between $100 million and $1.5 billion. BDLC expects to hold positions in first lien, second lien and unitranche debt, with a preference for floating-rate debt, which its Adviser, BlackRock Capital Advisor, believes provides flexibility to adapt to changing market conditions.

BlackRock Capital Advisor serves as BDLC’s investment adviser and is responsible for the day-to-day management of BDLC’s portfolio.

BDLC has elected to be treated as a RIC under Subchapter M of the Code, and intends to operate in a manner so as to qualify for the tax treatment applicable to RICs. BDLC is overseen by a board currently comprised of five directors, three of whom are not “interested” persons of BDLC within the meaning of Section 2(a)(19) of the 1940 Act (the “BDLC Board”).

[9]

“Managed Assets” means the total assets of BCSF (including any assets attributable to money borrowed for investment purposes) minus the sum of BCSF’s accrued liabilities (other than money borrowed for investment purposes).

[10]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

C.	BlackRock Private Credit Fund, BDEBT Subsidiary, and BPCFL Subsidiary

BPCF is a closed-end management investment company organized as a Delaware statutory trust that has elected to be regulated as a BDC under Section 54(a) of the 1940 Act. BPCF was organized on December 23, 2021 and gave notice of its intent to be regulated as a BDC by filing a Form N-54A with the Commission on May 2, 2022. BPCF commenced operations on June 1, 2022 and commenced selling shares to third parties on September 1, 2022. Each of BDEBT Subsidiary and BPCFL Subsidiary is a limited liability company under the laws of the State of Delaware and a wholly-owned subsidiary of BPCF.

BPCF’s investment objective is to target high risk-adjusted returns produced primarily from current income generated by investing primarily in directly originated, senior secured corporate debt instruments. BPCF will primarily target investments in companies headquartered in North America but will have the ability to invest in compelling opportunities in other jurisdictions. BPCF will invest in privately-originated, performing senior secured debt primarily in North America-based companies with target enterprise values between $100 million and $2.5 billion. BPCF expects to hold positions in first lien, second lien and unitranche debt, with a preference for floating-rate debt, which its Adviser, BlackRock Capital Advisor, believes provides flexibility to adapt to changing market conditions.

BlackRock Capital Advisor serves as BPCF’s investment adviser and is responsible for the day-to-day management of the applicable portion of BPCF’s portfolio and BAL serves as BCPF’s sub-adviser.

BPCF has elected to be treated as a RIC under Subchapter M of the Code, and intends to operate in a manner so as to qualify for the tax treatment applicable to RICs. BPCF is overseen by a board currently comprised of five trustees, three of whom are not “interested” persons of BPCF within the meaning of Section 2(a)(19) of the 1940 Act (the “BPCF Board”).

D.	BlackRock Private Investments Fund, BPIF Subsidiary, and CPIF Subsidiary

BPIF is organized as a statutory trust under the laws of the State of Delaware. BPIF was organized as a Delaware statutory trust on June 25, 2020, pursuant to a Certificate of Trust, governed by the laws of the State of Delaware. BPIF is registered as a non-diversified, closed-end management investment company under the 1940 Act. BPIF Subsidiary is a limited liability company under the laws of the State of Delaware and a wholly-owned subsidiary of BPIF. CPIF Subsidiary is a Cayman Islands exempted company and a wholly-owned subsidiary of BPIF.

BPIF’s investment objective is to seek long-term capital appreciation and to provide attractive risk-adjusted returns primarily through an actively-managed portfolio that provides eligible investors with targeted exposure to private equity investments. Under normal circumstances, BPIF will invest (which for this purpose includes capital commitments) at least 80% of its managed assets in private investments. In seeking to achieve its investment objective, under normal circumstances, BPIF primarily will invest over time in privately offered equity securities of operating companies and interests in professionally managed private equity funds. BPIF will also invest a portion of its managed assets in a portfolio of cash and cash equivalents, liquid fixed-income securities and other credit instruments, publicly-traded equity securities, exchange-traded funds and exchange-traded and over-the-counter derivative instruments.

BAL serves as BPIF’s investment adviser and BlackRock Capital Advisor serves as BPIF’s sub-adviser and is responsible for the day-to-day management of the applicable portion of BPIF’s portfolio.

BPIF is overseen by a board of trustees currently comprised of five trustees, four of whom are not “interested” persons of BPIF within the meaning of Section 2(a)(19) of the 1940 Act (the “BPIF Board”). BPIF has elected and qualified for federal income tax purposes as a RIC under Subchapter M of the Code.

E.	TCPC, SVCP, TCPC Funding, TCPC Funding II, TCPC SBIC, TCPC SBIC GP, and BCIC Merger Sub

TCPC is a BDC incorporated in Delaware and its common stock is traded on The NASDAQ Global Select Market under the symbol “TCPC.” SVCP is a wholly-owned subsidiary of TCPC. SVCP is a limited liability company under the laws of the State of Delaware. SVCP elected to be regulated as a BDC at the same time as TCPC; however, pursuant to approval from TCPC’s stockholders, withdrew its election to be regulated as a BDC on August 1, 2018. Each of TCPC Funding and TCPC Funding II was formed as a limited liability company under the laws of the State of Delaware and is an indirect wholly-owned subsidiary of TCPC. BCIC Merger Sub is a Delaware limited liability company and a wholly-owned subsidiary of SVCP.

TCPC’s investment objective is to achieve high total returns through current income and capital appreciation, with an emphasis on principal protection. It seeks to achieve this investment objective primarily through investments in debt securities of middle-market companies and its primary investment focus is investing in and originating leveraged loans to performing middle-market companies, which it typically defines as those with enterprise values between $100 million and $1.5 billion. While TCPC primarily focuses on privately negotiated investments in debt of middle-market companies, it makes investments of all kinds and at all levels of the capital structure, including in equity interests such as preferred or common stock and warrants or options received in connection with its debt investments.

TCPC has qualified and elected to be treated as a RIC under Subchapter M of the Code and intends to continue to qualify as a RIC in the future.

TCPC’s business and affairs are managed under the direction of its Board. TCPC’s board is currently comprised of seven members, five of whom are not “interested” persons of TCPC within the meaning of Section 2(a)(19) of the 1940 Act (the “TCPC Board” and, together with the BCSF Board, the BDLC Board, the BPCF Board, the BPIF Board and the board of directors or trustees of any Future Regulated Fund, the “Board”).

TCPC has entered into an investment management agreement (the “TCPC Management Agreement”) with TCP, under which TCP, subject to the overall supervision of TCPC’s Board, manages the day-to-day operations of, and provides investment advisory services to, TCPC. Series H of SVOF/MM serves as TCPC’s administrator pursuant to an administration agreement (the “TCPC Administration Agreement”).

TCPC SBIC was organized as a limited partnership under the laws of the state of Delaware on June 12, 2013, and submitted an application for a license to operate as an SBIC under the SBA Act with the SBA on June 28, 2013 and the application was accepted for filing on July 23, 2013 (the “SBIC Application”). TCPC SBIC has the same investment objective and strategies as TCPC, as summarized above. TCPC SBIC is an SBIC Subsidiary.11

On April 17, 2014, TCPC SBIC received an SBIC license from the SBA. As a result, TCPC now has the ability to issue, through TCPC SBIC, debentures guaranteed by the SBA at favorable interest rates. TCPC SBIC is not registered under the 1940 Act based on the exclusion from the definition of investment company contained in Section 3(c)(7). SVCP directly owns a 100% limited partnership interest in TCPC SBIC.

TCPC SBIC GP was organized as a limited liability company under the laws of the state of Delaware on June 12, 2013, and is a wholly-owned subsidiary of SVCP, which is the sole member of the TCPC SBIC GP. TCPC SBIC GP is the sole general partner of TCPC SBIC.

TCPC effectively controls TCPC SBIC because TCPC SBIC GP is a wholly-owned subsidiary of SVCP. TCPC’s Board may remove the managers of TCPC SBIC GP with or without cause, subject to SBA approval. Moreover, SVCP owns all of the limited partnership interests of TCPC SBIC, and believes that its oversight of TCPC SBIC is appropriate to protect TCPC’s interests. Accordingly, TCPC’s Board effectively has the power to exercise authority and provide oversight with respect to TCPC SBIC and will in fact exercise such authority and provide such oversight.

Subject to the overall supervision of the TCPC Board, TCP serves as the investment adviser to TCPC SBIC pursuant to a management services agreement dated as of February 20, 2014 (as amended and re-approved from time to time by TCPC’s Board, the “SBIC Management Services Agreement,” and together with the TCPC Management Agreement, the “TCP Management Agreements”).

[11]

“SBIC Subsidiary” means a Wholly-Owned Investment Sub that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended (the “SBA Act”) as a small business investment company (an “SBIC”).

On February 7, 2014, TCPC, SVCP, TCPC SBIC, TCPC SBIC GP and TCP filed an application with the Commission for an order pursuant to Section 6(c) granting exemptions from Sections 18(a) and 61(a). On July 13, 2015, the Commission issued an order (the “SBIC Order”)12 permitting TCPC to adhere to a modified asset coverage requirement under Section 61 with respect to any direct or indirect wholly-owned subsidiary of TCPC that is an SBIC and relies on Section 3(c)(7) for an exemption from the definition of an “investment company” under the 1940 Act.

On March 18, 2024, TCPC completed its previously announced acquisition of BlackRock Capital Investment Corporation, a Delaware corporation that was a closed-end fund that had elected to be regulated as a BDC (“BCIC”). Pursuant to approval from BCIC’s stockholders, BCIC was merged with and into BCIC Merger Sub, with BCIC Merger Sub continuing as the surviving company and as a wholly-owned subsidiary of SVCP.

F.	BlackRock Capital Advisor

BlackRock Capital Advisor is an indirect wholly-owned subsidiary of BlackRock, Inc., which is a New York based global investment management firm. BlackRock Capital Advisor is a Delaware limited liability company and an investment adviser that is registered with the Commission under the Advisers Act. BlackRock Capital Advisor serves as investment adviser to BPCF and BDLC and sub-adviser to BCSF and BPIF. BlackRock Capital Advisor serves as the investment adviser to certain Existing Affiliated Funds. BlackRock Capital Advisor manages each of BPCF’s and BDLC’s portfolio in accordance with such fund’s investment objectives and strategies. BlackRock Capital Advisor makes investment decisions for BPCF and BDLC, including placing purchase and sale orders for portfolio transactions and otherwise managing the day-to-day operations of BPCF and BDLC, subject to the oversight of BPCF’s and BDLC’s respective Board.

G.	Tennenbaum Capital Partners, LLC

TCP is a wholly-owned subsidiary of BlackRock Capital Advisor. TCP, a Delaware limited liability company registered under the Advisers Act, serves as the investment adviser to TCPC pursuant to the TCPC Management Agreement and TCPC SBIC pursuant to the SBIC Management Services Agreement. TCP also serves as investment adviser to certain Existing Affiliated Funds. Subject to the overall supervision of the TCPC Board, TCP manages the day-to-day operations of, and provides investment advisory and management services to, such funds. Under the terms of the TCP Management Agreements, TCP determines the composition of each fund’s portfolio, the nature and timing of the changes to each fund’s portfolio, and the manner of implementing such changes; identifies, evaluates, and negotiates the structure of the investments each fund makes (including performing due diligence on each fund’s prospective portfolio companies); closes, monitors and, when and where applicable, restructures the investments each fund makes; and determines the investments and other assets that each fund purchases, retains, or sells.

H.	SVOF/MM, LLC

SVOF/MM is a controlled subsidiary of TCP, which is a wholly-owned subsidiary of BlackRock Capital Advisor. SVOF/MM is an investment adviser registered under the Advisers Act. Pursuant to the TCPC Administration Agreement, Series H of SVOF/MM furnishes TCPC with the facilities and administrative services necessary to conduct its day-to-day operations, including equipment, clerical, bookkeeping and recordkeeping services at such facilities. In addition, Series H of SVOF/MM assists TCPC in connection with the determination and publishing of TCPC’s net asset value, the preparation and filing of tax returns and the printing and dissemination of reports to TCPC’s stockholders. Certain classes and series of SVOF/MM also serve as managing member, sub-adviser and/or investment adviser to certain Existing Affiliated Funds.

[12]	TCP Capital Corp., et al., Investment Company Act Release Nos. 31670 (June 15, 2015) (notice) and 31712 (July 13, 2015) (order).

I.	BlackRock Advisors, LLC

BAL, a Delaware limited liability company that is registered with the Commission as an investment adviser under the Advisers Act, serves as the investment adviser to BCSF and BPIF and as sub-adviser to BPCF. BAL is an indirect wholly-owned subsidiary of BlackRock, Inc.

BlackRock Capital Advisor, as one of the sub-advisers to BCSF and sub-adviser to BPIF, will have the ability to monitor and comply with the terms and conditions set forth below in this Application in respect of BCSF’s and BPIF’s respective Co-Investment Transactions. While BAL will not currently be treated as an Adviser for purposes of the requested Order, because BAL is a Section 17 affiliate of the Existing Advisers, BAL has been added as an Applicant.

J.	Existing Affiliated Funds and Existing Proprietary Account

TCP is the investment adviser to 39 of the Existing Affiliated Funds, Series I of SVOF/MM is the investment adviser to 2 of the Existing Affiliated Funds and BlackRock Capital Advisor is the investment adviser to 262 of the Existing Affiliated Funds. Series I of SVOF/MM also serves as sub-adviser to one Existing Affiliated Fund for which TCP is the investment adviser. A complete list of the Existing Affiliated Funds is included in Appendix A.

The Existing Proprietary Account will, from time to time, hold various financial assets in a principal capacity. BlackRock, Inc. and its affiliates have various business lines that they may operate through wholly- or majority-owned subsidiaries, and the subsidiary entity that exists and currently intends to participate in the proposed Co-Investment Program has been included as an Applicant herein. The Existing Proprietary Account is included in Appendix A.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A. Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”13 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

[13]

Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B. Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to an open- or closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). BlackRock Capital Advisor and BAL are each wholly-owned by BlackRock, Inc. and under common control, SVOF/MM is a controlled subsidiary of TCP and TCP is wholly-owned by BlackRock Capital Advisor, and thus each of the Existing Advisers and BAL are affiliated persons of each other. Accordingly, with respect to the Existing Advisers, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing Advisers and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C. Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.14

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,15 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,16 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

[14]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
[15]

Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[16]

Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.17

4. No Remuneration. Any transaction fee18 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.19

6. Dispositions:

(a) Prior to any Disposition20 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

[17]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
[18]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.
[19]	The Affiliated Entities may adopt shared Co-Investment Allocation Policies.
[20]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.21

7. Board Oversight

(a) Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b) Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c) At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d) Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e) The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

[21]

“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

A. Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B. Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).22 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.	PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application, the Notice and the Order to:

[22]

See, e.g., Polen Credit Opportunities Fund, et al. (File No. 812-15457) Release No. IC-35183 (May 2, 2024) (notice), Release No. IC-35206 (May 28, 2024) (Order); Sound Point Meridian Capital, Inc., et al. (File No. 812-15476-01) Release No. IC-35173 (April 19, 2024) (notice), Release No. IC-35192 (May 15, 2024) (order); Brookfield Infrastructure Income Fund Inc., et al. (File No. 812-15415), Release No. IC-35001 (September 20, 2022) (notice), Release No. IC-35032 (October 17, 2023) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15461), Release No. IC-34963 (July 24, 2023) (notice), Release No. IC-34987 (August 21, 2023) (order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15181), Release No. IC-34962 (July 18, 2023) (notice), Release No. IC-34985 (August 15, 2023) (order); MBC Total Private Markets Access Fund, et al. (File No. 812-15422), Release No. IC-34953 (June 28, 2023) (notice), Release No. IC-34965 (July 25, 2023) (order); Vista Credit Strategic Lending Corp. et al. (File No. 812-15323), Release No. IC-34946 (June 20, 2023) (notice), Release No. IC-34961 (July 18, 2023) (order).

Diana Huffman General Counsel BlackRock Private Credit Fund 50 Hudson Yards New York, New York 10001 (212) 810-5800 GroupBCIALCSupport@blackrock.com	Laurence D. Paredes Managing Director BlackRock Capital Investment Advisors, LLC 50 Hudson Yards New York, New York 10001 (212) 810-5800	Erik Cuellar Director Tennenbaum Capital Partners, LLC 2951 28th Street, Suite 1000 Santa Monica, California 90405 (310) 566-1000

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Ryan P. Brizek Simpson Thacher & Bartlett LLP 900 G Street, NW Washington, D.C. 20001 (202) 636-5500	Michael Hoffman Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10019 (212) 735-3000	Margery K. Neale, Esq. P. Jay Spinola, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000

B. Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 3rd day of March, 2025.

BLACKROCK CREDIT STRATEGIES FUND

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President

CREDX SUBSIDIARY, LLC

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President

BLACKROCK DIRECT LENDING CORP.

By:	/s/ Erik Cuellar
Name: Erik Cuellar
Title: Chief Financial Officer

BLACKROCK PRIVATE CREDIT FUND, BDEBT SUBSIDIARY LLC, BLACKROCK PRIVATE CREDIT FUND LEVERAGE I, LLC

By:	/s/ Erik Cuellar
Name: Erik Cuellar
Title: Chief Financial Officer

BLACKROCK PRIVATE INVESTMENTS FUND

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President

BLACKROCK CAPITAL MARKETS, LLC

By:	BLACKROCK FINANCIAL MANAGEMENT, INC., its Sole Member

By:	/s/ Laurence D. Paredes
Name: Laurence D. Paredes
Title: Managing Director

BPIF SUBSIDIARY, LLC

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President

CAYMAN PRIVATE INVESTMENTS FUND, LTD.

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President

BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC

By:	/s/ Laurence D. Paredes
Name: Laurence D. Paredes
Title: Managing Director

BLACKROCK ADVISORS, LLC

By:	/s/ Laurence D. Paredes
Name: Laurence D. Paredes
Title: Managing Director

MIDDLE MARKET SENIOR FUND, L.P.

By:	MIDDLE MARKET SENIOR FUND (GENPAR), LLC

By:	BLACKROCK FINANCIAL MANAGEMENT, INC.,
its Sole Member

By:	/s/ Laurence D. Paredes
Name: Laurence D. Paredes
Title: Managing Director

ABR USPC HOLDINGS I, LTD., ABR USPC HOLDINGS II, LTD., BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES CAYMAN MASTER LTD., BLACKROCK BAKER CLO 2021-1, LTD, BLACKROCK BAKER CLO VIII, LLC, BLACKROCK DIRECT LENDING FEEDER IX-L, LP, BLACKROCK DIRECT LENDING FEEDER IX-U, LP, BLACKROCK DIRECT LENDING FUND IX-U (LUXEMBOURG) SCSP, BLACKROCK DIRECT LENDING FUND X-U (LUXEMBOURG) SCSP, BLACKROCK DIVERSIFIED PRIVATE DEBT USPC HOLDINGS LP, BLACKROCK DLF IX CLO 2021-1, LLC, BLACKROCK DLF IX CLO 2021-2, LLC, BLACKROCK DLF IX FEEDER ICAV—BLACKROCK DIRECT LENDING FEEDER FUND IX-L (IRELAND), BLACKROCK DLF IX FEEDER ICAV—BLACKROCK DIRECT LENDING FEEDER FUND IX-U (IRELAND), BLACKROCK DLF IX ICAV—BLACKROCK DIRECT LENDING FUND IX-L (IRELAND), BLACKROCK DLF IX ICAV—BLACKROCK DIRECT LENDING FUND IX-U (IRELAND), BLACKROCK FLORIDA CAYMAN, L.P., BLACKROCK MT. ADAMS CLO IX LP, BLACKROCK MT. HOOD CLO X, LLC, BLACKROCK RAINIER CLO VI, LTD,

BLACKROCK SAPPHIRE POF, L.P.,
BLACKROCK SHARI’A PRIVATE
OPPORTUNITIES FUND, LP, BLACKROCK
SHARI’A PRIVATE OPPORTUNITIES FUND
HOLDINGS, LP, BLACKROCK SHASTA CLO
XIV, LLC, BLACKROCK SHASTA CLO XIII,
LLC, BLACKROCK SHASTA SENIOR LOAN
FUND VII, LLC, BLACKROCK
TECHNOLOGY CREDIT OPPORTUNITIES I,
LP, BLACKROCK TECHNOLOGY CREDIT
OPPORTUNITIES I, LTD., BLACKROCK
TECHNOLOGY CREDIT OPPORTUNITIES
NON-US, LTD (CLASS), BLACKROCK
TECHNOLOGY CREDIT OPPORTUNITIES
NON-US II LTD, DLF IX-L FUNDING, LP,
MIDDLE MARKET SENIOR MASTER FUND
S.À.R.L., OLYMPIA HOLDINGS I, LTD., TSCL
PRIVATE MARKETS CAYMAN FUND LTD.,
SSG BLK PRIVATE DEBT FUND L.P., AB
CLIMATE TRANSITION-ORIENTED
PRIVATE DEBT CAYMAN USPC HOLDINGS L.P.

By:	BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC, its Investment Manager

By:	/s/ Laurence D. Paredes
Name: Laurence D. Paredes
Title: Managing Director

1824 PRIVATE CREDIT FUND, L.P., 1824 PRIVATE CREDIT FUND (PENSION), L.P.,
1824 PRIVATE EQUITY FEEDER, L.P., 1824
PRIVATE EQUITY FUND, L.P., 1885 PRIVATE
OPPORTUNITIES FUND, L.P., 1885 PRIVATE
OPPORTUNITIES CAYMAN FUND, LTD., ABR
PEP I, LTD., ABR PEP II, LTD., APO GLOBAL
HEALTHCARE CAYMAN, LTD., APO
GLOBAL HEALTHCARE HOLDCO SCSP,
BEL45 PRIVATE OPPORTUNITIES FUND,
L.P., BLACKROCK 2019 EVERGREEN
PRIVATE OPPORTUNITIES FEEDER SCSP,
BLACKROCK 2019 EVERGREEN PRIVATE
OPPORTUNITIES MASTER SCSP,
BLACKROCK APO GLOBAL HEALTHCARE
PRIVATE EQUITY FUND, S.C.A. SICAV-RAIF,
BLACKROCK ASF PRIVATE
OPPORTUNITIES FUND, L.P., BLACKROCK
DIVERSIFIED PRIVATE OPPORTUNITIES
FUND, L.P., BLACKROCK DIVERSIFIED
PRIVATE OPPORTUNITIES FUND II, L.P.,
BLACKROCK ERI PRIVATE

OPPORTUNITIES FEEDER SCSP, BLACKROCK ERI PRIVATE OPPORTUNITIES MASTER SCSP, BLACKROCK GEMINI II PRIVATE OPPORTUNITIES FUND, LP, BLACKROCK GEMINI PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK GROWTH EQUITY FUND AGGREGATOR LP, BLACKROCK GROWTH EQUITY FUND LP, BLACKROCK GROWTH EQUITY FUND (LUX) SCSP, BLACKROCK GROWTH EQUITY FUND AGGREGATOR CAYMAN LTD., BLACKROCK GROWTH EQUITY FUND HOLDINGS (LUX) SCSP, BLACKROCK GSA PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLACKROCK GSA PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK HAJAR FEEDER FUND, L.P., BLACKROCK HAJAR FUND, L.P., BLACKROCK HEALTHCARE OPPORTUNITIES FUND (DELAWARE), L.P., BLACKROCK HEALTHCARE OPPORTUNITIES FUND, L.P., BLACKROCK HEARTLAND PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK HEARTLAND PRIVATE OPPORTUNITIES CAYMAN FUND, LTD., BLACKROCK INVERWOOD PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK JI PRIVATE EQUITY SOLUTIONS, L.P., BLACKROCK MAROON BELLS CLO XI, LLC, BLACKROCK MCKINNEY OPPORTUNITIES FUND CAYMAN, LTD., BLACKROCK MD POF CAYMAN, LTD., BLACKROCK MD PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLACKROCK MD PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK MSV PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 AGGREGATOR CAYMAN LTD., BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 AGGREGATOR LP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 LP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 (LUX) SCSP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 HOLDINGS (LUX) SCSP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 60-40 LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 60-40 (LUX) SCSP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 100 LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 100 (LUX) SCSP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL AGGREGATOR LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL

AGGREGATOR CAYMAN LTD.,
BLACKROCK PRIVATE EQUITY IMPACT CAPITAL HOLDINGS (LUX) SCSP, BLACKROCK PRIVATE EQUITY PRIMARIES 2021 AGGREGATOR LP, BLACKROCK PRIVATE EQUITY PRIMARIES 2021 HOLDINGS (CAYMAN) LP, BLACKROCK PRIVATE EQUITY PRIMARIES 2021 LP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2025 AGGREGATOR (LUX) SCSP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2025 HOLDINGS (LUX) SCSP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2025 (LUX) SCSP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2025, L.P., BLACKROCK PRIVATE EQUITY PRIMARIES 2021 (LUX) SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND IV (CAYMAN), L.P., BLACKROCK PRIVATE OPPORTUNITIES FUND IV (EMPLOYEES), L.P., BLACKROCK PRIVATE OPPORTUNITIES FUND IV FEEDER SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND IV MASTER SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND IV, L.P., BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS—B INTERMEDIARY (CAYMAN) LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS—B LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS—C LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS HOLDINGS (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS SUBSIDIARY SCSP, BLK2018 CORE PRIVATE EQUITY FEEDER FUND, L.P., BLK2018 CORE PRIVATE EQUITY FUND, L.P., BLK2019 PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLK2019 PRIVATE OPPORTUNITIES FUND, L.P., BLK2020 PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLK2020 PRIVATE OPPORTUNITIES FUND, L.P., BLK2021 CORE PRIVATE EQUITY FEEDER FUND, L.P., BLK2021 CORE PRIVATE EQUITY FUND, L.P., BLK2021 PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLK2021 PRIVATE OPPORTUNITIES FUND, L.P., BR POF IV CAYMAN MASTER FUND, L.P., BR/ERB CO-INVESTMENT FUND II, L.P., BV PE OPPORTUNITIES CAYMAN MASTER FUND, LTD., BV PE OPPORTUNITIES FEEDER FUND SCSP, BV

PE OPPORTUNITIES MASTER FUND SCSP, CLIMATE TRANSITION-ORIENTED PRIVATE DEBT USPC LP, COIN PRIVATE OPPORTUNITIES, L.P., ERB TACTICAL OPPORTUNITIES, L.P., FM GLOBAL CAYMAN, LTD., FM GLOBAL INVESTMENT PARTNERS, L.P., GILDI LIFEYRISSJODUR (GILDI PENSION FUND), GILDI LIFEYRISSJODUR II (GILDI PENSION FUND), HEATHROW FOREST OPPORTUNITIES FUND, L.P., HIGH CEDAR DIRECT FUND, L.P., HIGH CEDAR FEEDER, L.P., HIGH CEDAR MASTER CAYMAN, LTD., HIGH CEDAR MASTER, L.P., HIGH ROCK DIRECT FUND, L.P., HIGH ROCK FEEDER, L.P., HIGH ROCK MASTER, L.P., HIGH STREET FEEDER, L.P., HIGH STREET FUND, L.P., LINCOLN PENSION PRIVATE EQUITY BR, L.P., MARKWOOD CO-INVESTMENT FUND 1, L.P., MB BLACKROCK HOLDINGS CAYMAN, LTD., MB BLACKROCK HOLDINGS SCSP, MEDIOBANCA BLACKROCK MASTER FUND SCSP, MOUNTAIN RESEARCH FUND – PRIVATE EQUITY, L.P., MUTUAL OF OMAHA OF CAYMAN, LTD., MUTUAL OF OMAHA OPPORTUNITIES FUND, L.P., NDSIB PRIVATE OPPORTUNITIES FUND, L.P., NMERB SIERRA BLANCA FUND, L.P., OV PRIVATE OPPORTUNITIES, L.P., PEP ASGA FEEDER L.P., PEP ASGA MASTER CAYMAN, LTD., PEP ASGA MASTER L.P., PEP TELLCO INVESTMENTS 1 CAYMAN, LTD., PEP TELLCO INVESTMENTS 1, L.P., PMH SPV AMBER LP, PMH SPV AMBER B LP, PMH SPV BASALT LP, PMH SPV EMERALD LP, PMH SPV GARNET LP, PMH SPV PEARL LP, PMH SPV PEARL – B LP, PMH SPV RADAR HOLDINGS LP, PMH SPV SAPPHIRE LP, PMH II SPV BELLFLOWER LP, BLACKROCK PRIVATE EQUITY OPPORTUNITIES ELTIF, PRIVATE EQUITY OPPORTUNITIES HOLDINGS SCSP, PRIVATE EQUITY PARTNERS VII (DELAWARE), L.P., PRIVATE EQUITY PARTNERS VII (SCOTLAND), L.P., PRIVATE EQUITY PARTNERS VII MASTER CAYMAN, LTD., PRIVATE EQUITY PARTNERS VII MASTER, L.P., PRIVATE EQUITY PARTNERS VII US CAYMAN, LTD., PRIVATE EQUITY PARTNERS VII US, L.P., PRIVATE MARKET HOLDINGS LP, RED RIVER DIRECT INVESTMENT FUND III, L.P., SALAM PRIVATE OPPORTUNITIES FUND, L.P., SALAM PRIVATE OPPORTUNITIES FEEDER, L.P., SC-BR ASIA PE FEEDER FUND, L.P., SC-BR ASIA PE FUND, L.P., SONJ

PRIVATE OPPORTUNITIES FUND II, L.P., SULLIVAN WAY POF CAYMAN, LTD., SULLIVAN WAY PRIVATE OPPORTUNITIES FUND, L.P., TANGO CAPITAL OPPORTUNITIES FUND, L.P., TFO ASIA PRIVATE OPPORTUNITIES FUND, L.P., THE LINCOLN NATIONAL LIFE INSURANCE COMPANY, TOPANGA OPPORTUNITIES FUND CAYMAN, LTD., TOPANGA PRIVATE OPPORTUNITIES, L.P., TOTAL ALTERNATIVES FUND – PRIVATE EQUITY LP, TOTAL ALTERNATIVES FUND – PRIVATE EQUITY (B) LP, TSCL PRIVATE MARKETS FEEDER FUND, L.P, TSCL PRIVATE MARKETS FUND, L.P., VFL CO INVEST PARTNERS, L.P., BLACKROCK ALTERNATIVE FUNDS S.C.A., SICAV-RAIF—BLACKROCK PRIVATE EQUITY IMPACT OPPORTUNITIES ELTIF, BLACKROCK ALTERNATIVE FUNDS II ELTIF, SICAV – BLACKROCK PRIVATE EQUITY ELTIF, BLACKROCK MCKINNEY OPPORTUNITIES FUND, L.P., BLACKROCK PRIVATE EQUITY PRIMARIES 2021 (CAYMAN) LP, BLACKROCK PRIVATE OPPORTUNITIES FUND V (LUX) SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND V AGGREGATOR LP, BLACKROCK PRIVATE OPPORTUNITIES FUND V MASTER CAYMAN AGGREGATOR LTD., BLACKROCK PRIVATE OPPORTUNITIES FUND V HOLDINGS (LUX) SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND V LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS – B SPV LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS HOLDINGS II (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II—B LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II—C LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS SUBSIDIARY II (LUX) SCSP, BR MAGNUM AGGREGATOR, LTD., NHRS PRIVATE OPPORTUNITIES FUND, L.P., PMH HOLDCO II LP, PMH HOLDCO LP, PMH II SPV MINT LP, PMH NEWCO II LLC, PRIVATE EQUITY IMPACT OPPORTUNITIES HOLDINGS SCSP, PRIVATE MARKET HOLDINGS – C, LLC, PRIVATE MARKET HOLDINGS II LLC, SLS II – C HOLDCO LP, SLS II – C HOLDINGS LLC, SLS II – C NEWCO LLC

By:	BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC,
its Investment Manager

By:	/s/ Laurence D. Paredes
Name: Laurence D. Paredes
Title: Managing Director

FAI BLACKROCK SUSTAINABLE PRIVATE MARKETS PEP HOLDCO LTD., GLOBAL ALTERNATIVES PROGRAM I PE, LP, GLOBAL ALTERNATIVES PROGRAM II PE, LP

By:	BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC, its Investment Manager

By:	/s/ Laurence D. Paredes
Name: Laurence D. Paredes
Title: Managing Director

BLACKROCK TCP CAPITAL CORP.

By:	/s/ Erik Cuellar
Name: Erik Cuellar
Title: Chief Financial Officer

SPECIAL VALUE CONTINUATION PARTNERS LLC

By:	TENNENBAUM CAPITAL PARTNERS, LLC

Its:	Investment Manager

By:	/s/ Philip Tseng
Name: Philip Tseng
Title: Managing Director

TENNENBAUM CAPITAL PARTNERS, LLC

By:	/s/ Philip Tseng
Name: Philip Tseng
Title: Managing Director

TENNENBAUM OPPORTUNITIES PARTNERS V, LP, TENNENBAUM OPPORTUNITIES FUND V, LLC, SVOF/MM, LLC, TENNENBAUM HEARTLAND CO-INVEST, LP, SEB DIP INVESTOR, LP, TCP DIRECT LENDING FUND VIII-S, LLC, TCP

DIRECT LENDING FUND VIII-T, LLC, TCP DLF VIII 2018 CLO LLC, TCP ENHANCED YIELD FUNDING I, LLC, TCP RAINIER, LLC, TCP DIRECT LENDING FUND VIII, LLC, TCP DIRECT LENDING FUND VIII-L, LLC, TCP DIRECT LENDING FUND VIII-N, LLC, TCP DIRECT LENDING FUND VIII-A, LLC, TCPC SBIC, LP, TENNENBAUM ENERGY OPPORTUNITIES CO., LLC, TENNENBAUM ENERGY OPPORTUNITIES FUND, LP, TENNENBAUM ENHANCED YIELD FUND I, LLC, TENNENBAUM OPPORTUNITIES FUND VI, LLC, TENNENBAUM SENIOR LOAN FUND III, LP, TENNENBAUM SENIOR LOAN FUNDING III, LLC, TENNENBAUM SENIOR LOAN FUND IV-A, LP, TENNENBAUM SENIOR LOAN FUND IV-B, LP, TENNENBAUM SPECIAL SITUATIONS FUND IX, LLC, TENNENBAUM SPECIAL SITUATIONS FUND IX-A, LLC, TENNENBAUM SPECIAL SITUATIONS FUND IX-S, L.P., TENNENBAUM SENIOR LOAN FUND II, LP, TENNENBAUM SENIOR LOAN FUND V, LLC, TCPC FUNDING I, LLC, TCPC FUNDING II, LLC, TENNENBAUM ENHANCED YIELD OPERATING I, LLC, TCP WATERMAN CLO, LLC, TENNENBAUM SENIOR LOAN OPERATING III, LLC, TENNENBAUM SENIOR LOAN SPV IV-A, LLC, TCPC SBIC GP, LLC, TENNENBAUM DIP OPPORTUNITY FEEDER, LP

By:	Tennenbaum Capital Partners, LLC
Its: Investment Manager

By:	/s/ Philip Tseng
Name: Philip Tseng
Title: Managing Director

BCIC MERGER SUB, LLC

By its Member: Special Value Continuation Partners LLC
By its Member: BlackRock TCP Capital Corp.
By its Investment Adviser: Tennenbaum Capital Partners, LLC

By:	/s/ Philip Tseng
Name: Philip Tseng
Title: Managing Director

TCP DLF VIII FEEDER ICAV, TCP DLF VIII ICAV, TCP WATERMAN FUND, LP., TCP DIRECT LENDING FUND VIII – L (IRELAND), TCP DIRECT LENDING FUND VIII – U (IRELAND), TENNENBAUM SPECIAL SITUATIONS IX-C, L.P., TENNENBAUM SPECIAL SITUATIONS IX-O, L.P., TCP DLF VIII-L FUNDING, LP, TCP DLF VIII-S FUNDING, LLC, TCP DLF VIII-T FUNDING, LLC

By:	TENNENBAUM CAPITAL PARTNERS, LLC,
its Investment Manager

By:	/s/ Philip Tseng
Name: Philip Tseng
Title: Managing Director

TCP WHITNEY CLO, LTD

By:	BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC, its Investment Manager

By:	/s/ Laurence D. Paredes
Name: Laurence D. Paredes
Title: Managing Director

TCP WHITNEY CLO, LLC

By:	TCP WHITNEY CLO, LTD.,
its Sole Member

By:	BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC, its Investment Manager

By:	/s/ Laurence D. Paredes
Name: Laurence D. Paredes
Title: Managing Director

BLACKROCK DLF IX 2019 CLO, LLC,

BLACKROCK DLF IX 2019-G CLO, LLC,

BLACKROCK DLF IX 2020-1 CLO, LLC,

BLACKROCK DLF X CLO 2022-1, LLC,

BLACKROCK DLF IX-L CLO, LP,

BLACKROCK ELBERT CLO V, LTD.,

BLACKROCK ELBERT CLO V, LLC,

BLACKROCK LISI CREDIT FUND, L.P.,

By:	BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC,
its Investment Manager

By:	/s/ Laurence D. Paredes
Name: Laurence D. Paredes
Title: Managing Director

BLACKROCK DIRECT LENDING FUND IX-U (IRELAND), BLACKROCK DIRECT LENDING FUND IX-L (IRELAND)

By:	BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC,
its Investment Manager

By:	/s/ Laurence D. Paredes
Name: Laurence D. Paredes
Title: Managing Director

BLACKROCK MT. LASSEN SENIOR LOAN FUNDING XII, LLC, BLACKROCK MT. LASSEN SENIOR LOAN FUNDING XII, LLC, SERIES 1, BLACKROCK MT. LASSEN SENIOR LOAN FUNDING XII, LLC, SERIES 2 BLACKROCK FUTURE GENERATIONS PRIVATE EQUITY OPPORTUNITIES ELTIF, BLACKROCK GROWTH EQUITY FUND MASTER CAYMAN AGGREGATOR LP, BLACKROCK GROWTH EQUITY FUND MASTER CAYMAN AGGREGATOR LTD., BLACKROCK GROWTH EQUITY – VC SIDECAR (LUX) SCSP, BLACKROCK GROWTH EQUITY – VC SIDECAR (CAYMAN) LP, BLACKROCK GROWTH EQUITY – VC SIDECAR HOLDINGS (CAYMAN) LP, BLACKROCK GROWTH EQUITY – VC SIDECAR MASTER CAYMAN AGGREGATOR LP, BLACKROCK GROWTH EQUITY – VC SIDECAR MASTER CAYMAN AGGREGATOR LTD, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL MASTER CAYMAN AGGREGATOR LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL MASTER CAYMAN AGGREGATOR LTD., BLACKROCK PRIVATE EQUITY PRIMARIES 2024 (LUX) SCSP, BLACKROCK PRIVATE EQUITY PRIMARIES 2024 AGGREGATOR (LUX) SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND V MASTER CAYMAN AGGREGATOR LP, BLK2022

CORE PRIVATE EQUITY FUND, L.P., BLK2022 CORE PRIVATE EQUITY FEEDER FUND, L.P., FUTURE GENERATIONS PRIVATE EQUITY OPPORTUNITIES HOLDINGS SCSP, ASHLAND PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK GROWTH EQUITY FUND DELAWARE HOLDINGS LP, BLACKROCK GROWTH EQUITY – VC SIDECAR LP, BLACKROCK GROWTH EQUITY – VC SIDECAR DELAWARE HOLDINGS LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL DELAWARE HOLDINGS LP, BLACKROCK PRIVATE EQUITY PRIMARIES 2024 LP, BLACKROCK PRIVATE OPPORTUNITIES FUND V DELAWARE HOLDINGS LP, SONJ PRIVATE OPPORTUNITIES FUND III, L.P.

By:	BLACKROCK CAPITAL INVESTMENT
ADVISORS, LLC, its Investment Manager

By:	/s/ Laurence D. Paredes
Name: Laurence D. Paredes
Title: Managing Director

VERIFICATION

The undersigned states that he has duly executed the attached application dated as of March 3, 2025 for and on behalf of each entity listed below; that he is the authorized person of each such entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BLACKROCK CREDIT STRATEGIES FUND

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President

CREDX SUBSIDIARY, LLC

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President

BLACKROCK DIRECT LENDING CORP.

By:	/s/ Erik Cuellar
Name: Erik Cuellar
Title: Chief Financial Officer

BLACKROCK PRIVATE CREDIT FUND, BDEBT SUBSIDIARY LLC, BLACKROCK PRIVATE CREDIT FUND LEVERAGE I, LLC

By:	/s/ Erik Cuellar
Name: Erik Cuellar
Title: Chief Financial Officer

BLACKROCK PRIVATE INVESTMENTS FUND

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President

BPIF SUBSIDIARY, LLC

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President

CAYMAN PRIVATE INVESTMENTS FUND, LTD.

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President

BLACKROCK CAPITAL MARKETS, LLC

By:	BLACKROCK FINANCIAL MANAGEMENT, INC., its Sole Member

By:	/s/ Laurence D. Paredes
Name: Laurence D. Paredes
Title: Managing Director

BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC

By:	/s/ Laurence D. Paredes
Name: Laurence D. Paredes
Title: Managing Director

BLACKROCK ADVISORS, LLC

By:	/s/ Laurence D. Paredes
Name: Laurence D. Paredes
Title: Managing Director

MIDDLE MARKET SENIOR FUND, L.P.

By:	MIDDLE MARKET SENIOR FUND (GENPAR), LLC

By:	BLACKROCK FINANCIAL MANAGEMENT, INC., its Sole Member

By:	/s/ Laurence D. Paredes
Name: Laurence D. Paredes
Title: Managing Director

1824 PRIVATE CREDIT FUND, L.P., 1824 PRIVATE CREDIT FUND (PENSION), L.P., 1824 PRIVATE EQUITY FEEDER, L.P., 1824 PRIVATE EQUITY FUND, L.P., 1885 PRIVATE OPPORTUNITIES FUND, L.P., 1885 PRIVATE OPPORTUNITIES CAYMAN FUND, LTD., ABR PEP I, LTD., ABR PEP II, LTD., APO GLOBAL HEALTHCARE CAYMAN, LTD., APO GLOBAL HEALTHCARE HOLDCO SCSP, BEL45 PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES FEEDER SCSP, BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES MASTER SCSP, BLACKROCK APO GLOBAL HEALTHCARE PRIVATE EQUITY FUND, S.C.A. SICAV-RAIF, BLACKROCK ASF PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK DIVERSIFIED PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK DIVERSIFIED PRIVATE OPPORTUNITIES FUND II, L.P., BLACKROCK ERI PRIVATE OPPORTUNITIES FEEDER SCSP, BLACKROCK ERI PRIVATE OPPORTUNITIES MASTER SCSP, BLACKROCK GEMINI II PRIVATE OPPORTUNITIES FUND, LP, BLACKROCK GEMINI PRIVATE OPPORTUNITIES FUND,

L.P., BLACKROCK GROWTH EQUITY FUND AGGREGATOR LP, BLACKROCK GROWTH EQUITY FUND LP, BLACKROCK GROWTH EQUITY FUND (LUX) SCSP, BLACKROCK GROWTH EQUITY FUND AGGREGATOR CAYMAN LTD., BLACKROCK GROWTH EQUITY FUND HOLDINGS (LUX) SCSP, BLACKROCK GSA PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLACKROCK GSA PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK HAJAR FEEDER FUND, L.P., BLACKROCK HAJAR FUND, L.P., BLACKROCK HEALTHCARE OPPORTUNITIES FUND (DELAWARE), L.P., BLACKROCK HEALTHCARE OPPORTUNITIES FUND, L.P., BLACKROCK HEARTLAND PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK HEARTLAND PRIVATE OPPORTUNITIES CAYMAN FUND, LTD., BLACKROCK INVERWOOD PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK JI PRIVATE EQUITY SOLUTIONS, L.P., BLACKROCK MAROON BELLS CLO XI, LLC, BLACKROCK MCKINNEY OPPORTUNITIES FUND CAYMAN, LTD., BLACKROCK MD POF CAYMAN, LTD., BLACKROCK MD PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLACKROCK MD PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK MT. ADAMS CLO IX LP, BLACKROCK MT. HOOD CLO X, LLC, BLACKROCK MSV PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 AGGREGATOR CAYMAN LTD., BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 AGGREGATOR LP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 LP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 (LUX) SCSP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 HOLDINGS (LUX) SCSP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 60-40 LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 60-40 (LUX) SCSP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 100 LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 100 (LUX) SCSP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL AGGREGATOR LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL AGGREGATOR CAYMAN LTD., BLACKROCK PRIVATE EQUITY IMPACT CAPITAL HOLDINGS (LUX) SCSP, BLACKROCK PRIVATE EQUITY PRIMARIES

2021 AGGREGATOR LP, BLACKROCK PRIVATE EQUITY PRIMARIES 2021 HOLDINGS (CAYMAN) LP, BLACKROCK PRIVATE EQUITY PRIMARIES 2021 LP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2025 AGGREGATOR (LUX) SCSP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2025 HOLDINGS (LUX) SCSP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2025 (LUX) SCSP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2025, L.P., BLACKROCK PRIVATE EQUITY PRIMARIES 2021 (LUX) SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND IV (CAYMAN), L.P., BLACKROCK PRIVATE OPPORTUNITIES FUND IV (EMPLOYEES), L.P., BLACKROCK PRIVATE OPPORTUNITIES FUND IV FEEDER SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND IV MASTER SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND IV, L.P., BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS – B INTERMEDIARY (CAYMAN) LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS – B LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS – C LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS HOLDINGS (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS SUBSIDIARY SCSP, BLK2018 CORE PRIVATE EQUITY FEEDER FUND, L.P., BLK2018 CORE PRIVATE EQUITY FUND, L.P., BLK2019 PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLK2019 PRIVATE OPPORTUNITIES FUND, L.P., BLK2020 PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLK2020 PRIVATE OPPORTUNITIES FUND, L.P., BLK2021 CORE PRIVATE EQUITY FEEDER FUND, L.P., BLK2021 CORE PRIVATE EQUITY FUND, L.P., BLK2021 PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLK2021 PRIVATE OPPORTUNITIES FUND, L.P., BR POF IV CAYMAN MASTER FUND, L.P., BR/ERB CO-INVESTMENT FUND II, L.P., BV PE OPPORTUNITIES CAYMAN MASTER FUND, LTD., BV PE OPPORTUNITIES FEEDER FUND SCSP, BV PE OPPORTUNITIES MASTER FUND SCSP, CLIMATE TRANSITION-ORIENTED PRIVATE DEBT USPC LP, COIN PRIVATE OPPORTUNITIES, L.P., ERB TACTICAL

OPPORTUNITIES, L.P., FM GLOBAL CAYMAN, LTD., FM GLOBAL INVESTMENT PARTNERS, L.P., GILDI LIFEYRISSJODUR (GILDI PENSION FUND), GILDI LIFEYRISSJODUR II (GILDI PENSION FUND), HEATHROW FOREST OPPORTUNITIES FUND, L.P., HIGH CEDAR DIRECT FUND, L.P., HIGH CEDAR FEEDER, L.P., HIGH CEDAR MASTER CAYMAN, LTD., HIGH CEDAR MASTER, L.P., HIGH ROCK DIRECT FUND, L.P., HIGH ROCK FEEDER, L.P., HIGH ROCK MASTER, L.P., HIGH STREET FEEDER, L.P., HIGH STREET FUND, L.P., LINCOLN PENSION PRIVATE EQUITY BR, L.P., MARKWOOD CO-INVESTMENT FUND 1, L.P., MB BLACKROCK HOLDINGS CAYMAN, LTD., MB BLACKROCK HOLDINGS SCSP, MEDIOBANCA BLACKROCK MASTER FUND SCSP, MOUNTAIN RESEARCH FUND – PRIVATE EQUITY, L.P., MUTUAL OF OMAHA OF CAYMAN, LTD., MUTUAL OF OMAHA OPPORTUNITIES FUND, L.P., NDSIB PRIVATE OPPORTUNITIES FUND, L.P., NMERB SIERRA BLANCA FUND, L.P., OV PRIVATE OPPORTUNITIES, L.P., PEP ASGA FEEDER L.P., PEP ASGA MASTER CAYMAN, LTD., PEP ASGA MASTER L.P., PEP TELLCO INVESTMENTS 1 CAYMAN, LTD., PEP TELLCO INVESTMENTS 1, L.P., PMH SPV AMBER LP, PMH SPV AMBER B LP, PMH SPV BASALT LP, PMH SPV EMERALD LP, PMH SPV GARNET LP, PMH SPV PEARL LP, PMH SPV PEARL – B LP, PMH SPV RADAR HOLDINGS LP, PMH SPV SAPPHIRE LP, PMH II SPV BELLFLOWER LP, BLACKROCK PRIVATE EQUITY OPPORTUNITIES ELTIF, PRIVATE EQUITY OPPORTUNITIES HOLDINGS SCSP, PRIVATE EQUITY PARTNERS VII (DELAWARE), L.P., PRIVATE EQUITY PARTNERS VII (SCOTLAND), L.P., PRIVATE EQUITY PARTNERS VII MASTER CAYMAN, LTD., PRIVATE EQUITY PARTNERS VII MASTER, L.P., PRIVATE EQUITY PARTNERS VII US CAYMAN, LTD., PRIVATE EQUITY PARTNERS VII US, L.P., PRIVATE MARKET HOLDINGS LP, RED RIVER DIRECT INVESTMENT FUND III, L.P., SALAM PRIVATE OPPORTUNITIES FUND, L.P., SALAM PRIVATE OPPORTUNITIES FEEDER, L.P., SC-BR ASIA PE FEEDER FUND, L.P., SC-BR ASIA PE FUND, L.P., SONJ PRIVATE OPPORTUNITIES FUND II, L.P., SULLIVAN WAY POF CAYMAN, LTD., SULLIVAN WAY PRIVATE OPPORTUNITIES FUND, L.P., TANGO CAPITAL

OPPORTUNITIES FUND, L.P., TFO ASIA PRIVATE OPPORTUNITIES FUND, L.P., THE LINCOLN NATIONAL LIFE INSURANCE COMPANY, TOPANGA OPPORTUNITIES FUND CAYMAN, LTD., TOPANGA PRIVATE OPPORTUNITIES, L.P., TOTAL ALTERNATIVES FUND – PRIVATE EQUITY LP, TOTAL ALTERNATIVES FUND – PRIVATE EQUITY (B) LP, TSCL PRIVATE MARKETS FEEDER FUND, L.P, TSCL PRIVATE MARKETS FUND, L.P., VFL CO INVEST PARTNERS, L.P., ABR USPC HOLDINGS I, LTD., ABR USPC HOLDINGS II, LTD., BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES CAYMAN MASTER LTD., BLACKROCK BAKER CLO 2021-1, LTD, BLACKROCK BAKER CLO VIII, LLC, BLACKROCK DIRECT LENDING FEEDER IX-L, LP, BLACKROCK DIRECT LENDING FEEDER IX-U, LP, BLACKROCK DIRECT LENDING FUND IX-U (LUXEMBOURG) SCSP, BLACKROCK DIRECT LENDING FUND X-U (LUXEMBOURG) SCSP, BLACKROCK DIVERSIFIED PRIVATE DEBT USPC HOLDINGS LP, BLACKROCK DLF IX CLO 2021-1, LLC, BLACKROCK DLF IX CLO 2021-2, LLC, BLACKROCK DLF IX FEEDER ICAV – BLACKROCK DIRECT LENDING FEEDER FUND IX-L (IRELAND), BLACKROCK DLF IX FEEDER ICAV – BLACKROCK DIRECT LENDING FEEDER FUND IX-U (IRELAND), BLACKROCK DLF IX ICAV – BLACKROCK DIRECT LENDING FUND IX-L (IRELAND), BLACKROCK DLF IX ICAV – BLACKROCK DIRECT LENDING FUND IX-U (IRELAND), , BLACKROCK FLORIDA CAYMAN, L.P., BLACKROCK RAINIER CLO VI, LTD, BLACKROCK SAPPHIRE POF, L.P., BLACKROCK SHARI’A PRIVATE OPPORTUNITIES FUND, LP, BLACKROCK SHARI’A PRIVATE OPPORTUNITIES FUND HOLDINGS, LP, BLACKROCK SHARI’A PRIVATE OPPORTUNITIES FUND, LP, BLACKROCK SHARI’A PRIVATE OPPORTUNITIES FUND HOLDINGS, LP, BLACKROCK SHASTA CLO XIV, LLC, BLACKROCK SHASTA CLO XIII, LLC, BLACKROCK SHASTA SENIOR LOAN FUND VII, LLC, BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES I, LP, BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES I, LTD., BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES NON-US, LTD (CLASS), BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES

NON-US II LTD, DLF IX-L FUNDING, LP, MIDDLE MARKET SENIOR MASTER FUND S.À.R.L., OLYMPIA HOLDINGS I, LTD., TSCL PRIVATE MARKETS CAYMAN FUND LTD., SSG BLK PRIVATE DEBT FUND L.P., AB CLIMATE TRANSITION-ORIENTED PRIVATE DEBT CAYMAN USPC HOLDINGS L.P.

By:	BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC,
its Investment Manager

By:	/s/ Laurence D. Paredes
Name: Laurence D. Paredes
Title: Managing Director

FAI BLACKROCK SUSTAINABLE PRIVATE MARKETS PEP HOLDCO LTD., GLOBAL ALTERNATIVES PROGRAM I PE, LP, GLOBAL ALTERNATIVES PROGRAM II PE, LP

By:	BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC, its Investment Manager

By:	/s/ Laurence D. Paredes
Name: Laurence D. Paredes
Title: Managing Director

BLACKROCK ALTERNATIVE FUNDS S.C.A., SICAV-RAIF – BLACKROCK PRIVATE EQUITY IMPACT OPPORTUNITIES ELTIF, BLACKROCK ALTERNATIVE FUNDS II ELTIF, SICAV – BLACKROCK PRIVATE EQUITY ELTIF, BLACKROCK MCKINNEY OPPORTUNITIES FUND, L.P., BLACKROCK PRIVATE EQUITY PRIMARIES 2021 (CAYMAN) LP, BLACKROCK PRIVATE OPPORTUNITIES FUND V (LUX) SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND V AGGREGATOR LP, BLACKROCK PRIVATE OPPORTUNITIES FUND V MASTER CAYMAN AGGREGATOR LTD., BLACKROCK PRIVATE OPPORTUNITIES FUND V HOLDINGS (LUX) SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND V LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS – B SPV LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS HOLDINGS II (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II – B LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II

- C LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS SUBSIDIARY II (LUX) SCSP, BR MAGNUM AGGREGATOR, LTD., NHRS PRIVATE OPPORTUNITIES FUND, L.P., PMH HOLDCO II LP, PMH HOLDCO LP, PMH II SPV MINT LP, PMH NEWCO II LLC, PRIVATE EQUITY IMPACT OPPORTUNITIES HOLDINGS SCSP, PRIVATE MARKET HOLDINGS – C, LLC, PRIVATE MARKET HOLDINGS II LLC, SLS II – C HOLDCO LP, SLS II – C HOLDINGS LLC, SLS II – C NEWCO LLC

By:	BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC,
its Investment Manager

By:	/s/ Laurence D. Paredes
Name: Laurence D. Paredes
Title: Managing Director

BLACKROCK TCP CAPITAL CORP.

By:	/s/ Erik Cuellar
Name: Erik Cuellar
Title: Chief Financial Officer

SPECIAL VALUE CONTINUATION PARTNERS LLC

By:	TENNENBAUM CAPITAL PARTNERS, LLC
Its: Investment Manager

By:	/s/ Philip Tseng
Name: Philip Tseng
Title: Managing Director

TENNENBAUM CAPITAL PARTNERS, LLC

By:	/s/ Philip Tseng
Name: Philip Tseng
Title: Managing Director

TENNENBAUM OPPORTUNITIES PARTNERS V, LP, TENNENBAUM OPPORTUNITIES FUND V, LLC, SVOF/MM, LLC, TENNENBAUM HEARTLAND CO-

INVEST, LP, SEB DIP INVESTOR, LP, TCP DIRECT LENDING FUND VIII-S, LLC, TCP DIRECT LENDING FUND VIII-T, LLC, TCP DLF VIII 2018 CLO LLC, TCP ENHANCED YIELD FUNDING I, LLC, TCP RAINIER, LLC, TCP DIRECT LENDING FUND VIII, LLC, TCP DIRECT LENDING FUND VIII-L, LLC, TCP DIRECT LENDING FUND VIII-N, LLC, TCP DIRECT LENDING FUND VIII-A, LLC, TCPC SBIC, LP, TENNENBAUM ENERGY OPPORTUNITIES CO., LLC, TENNENBAUM ENERGY OPPORTUNITIES FUND, LP, TENNENBAUM ENHANCED YIELD FUND I, LLC, TENNENBAUM OPPORTUNITIES FUND VI, LLC, TENNENBAUM SENIOR LOAN FUND III, LP, TENNENBAUM SENIOR LOAN FUNDING III, LLC, TENNENBAUM SENIOR LOAN FUND IV-A, LP, TENNENBAUM SENIOR LOAN FUND IV-B, LP, TENNENBAUM SPECIAL SITUATIONS FUND IX, LLC, TENNENBAUM SPECIAL SITUATIONS FUND IX-A, LLC, TENNENBAUM SPECIAL SITUATIONS FUND IX-S, L.P., TENNENBAUM SENIOR LOAN FUND II, LP, TENNENBAUM SENIOR LOAN FUND V, LLC, TCPC FUNDING I, LLC, TCPC FUNDING II, LLC, TENNENBAUM ENHANCED YIELD OPERATING I, LLC, TCP WATERMAN CLO, LLC, TENNENBAUM SENIOR LOAN OPERATING III, LLC, TENNENBAUM SENIOR LOAN SPV IV-A, LLC, TCPC SBIC GP, LLC, TENNENBAUM DIP OPPORTUNITY FEEDER, LP

By:	Tennenbaum Capital Partners, LLC
Its: Investment Manager

By:	/s/ Philip Tseng
Name: Philip Tseng
Title: Managing Director

BCIC MERGER SUB, LLC

By its Member: Special Value Continuation Partners LLC
By its Member: BlackRock TCP Capital Corp.
By its Investment Adviser: Tennenbaum Capital Partners, LLC

By:	/s/ Philip Tseng
Name: Philip Tseng
Title: Managing Director

TCP DLF VIII FEEDER ICAV, TCP DLF VIII ICAV, TCP WATERMAN FUND, LP.,TCP DIRECT LENDING FUND VIII – L (IRELAND), TCP DIRECT LENDING FUND VIII – U (IRELAND), TENNENBAUM SPECIAL SITUATIONS IX-C, L.P., TENNENBAUM SPECIAL SITUATIONS IX-O, L.P., TCP DLF VIII-L FUNDING, LP, TCP DLF VIII-S FUNDING, LLC, TCP DLF VIII-T FUNDING, LLC

By:	TENNENBAUM CAPITAL PARTNERS, LLC, its Investment Manager

By:	/s/ Philip Tseng
Name: Philip Tseng
Title: Managing Director

TCP WHITNEY CLO, LTD

By:	BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC, its Investment Manager

By:	/s/ Laurence D. Paredes
Name: Laurence D. Paredes
Title: Managing Director

TCP WHITNEY CLO, LLC

By:	TCP WHITNEY CLO, LTD.,
its Sole Member

By:	BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC, its Investment Manager

By:	/s/ Laurence D. Paredes
Name: Laurence D. Paredes
Title: Managing Director

BLACKROCK DLF IX 2019 CLO, LLC, BLACKROCK DLF IX 2019-G CLO, LLC, BLACKROCK DLF IX 2020-1 CLO, LLC, BLACKROCK DLF X CLO 2022-1, LLC, BLACKROCK DLF IX-L CLO, LP,

BLACKROCK ELBERT CLO V, LTD., BLACKROCK ELBERT CLO V, LLC, BLACKROCK LISI CREDIT FUND, L.P.,

By:	BLACKROCK CAPITAL INVESTMENT
ADVISORS, LLC, its Investment Manager

By:	/s/ Laurence D. Paredes
	Name:	Laurence D. Paredes
	Title:	Managing Director

BLACKROCK DIRECT LENDING FUND IX-U (IRELAND), BLACKROCK DIRECT LENDING FUND IX-L (IRELAND)

By:	BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC,
its Investment Manager

By:	/s/ Laurence D. Paredes
	Name:	Laurence D. Paredes
	Title:	Managing Director

BLACKROCK MT. LASSEN SENIOR LOAN FUNDING XII, LLC, BLACKROCK MT. LASSEN SENIOR LOAN FUNDING XII, LLC, SERIES 1, BLACKROCK MT. LASSEN SENIOR LOAN FUNDING XII, LLC, SERIES 2BLACKROCK FUTURE GENERATIONS PRIVATE EQUITY OPPORTUNITIES ELTIF, BLACKROCK GROWTH EQUITY FUND MASTER CAYMAN AGGREGATOR LP, BLACKROCK GROWTH EQUITY FUND MASTER CAYMAN AGGREGATOR LTD., BLACKROCK GROWTH EQUITY – VC SIDECAR (LUX) SCSP, BLACKROCK GROWTH EQUITY – VC SIDECAR (CAYMAN) LP, BLACKROCK GROWTH EQUITY – VC SIDECAR HOLDINGS (CAYMAN) LP, BLACKROCK GROWTH EQUITY – VC SIDECAR MASTER CAYMAN AGGREGATOR LP, BLACKROCK GROWTH EQUITY – VC SIDECAR MASTER CAYMAN AGGREGATOR LTD, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL MASTER CAYMAN AGGREGATOR LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL MASTER CAYMAN AGGREGATOR LTD., BLACKROCK PRIVATE EQUITY PRIMARIES 2024 (LUX)

SCSP, BLACKROCK PRIVATE EQUITY PRIMARIES 2024 AGGREGATOR (LUX) SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND V MASTER CAYMAN AGGREGATOR LP, BLK2022 CORE PRIVATE EQUITY FUND, L.P., BLK2022 CORE PRIVATE EQUITY FEEDER FUND, L.P., FUTURE GENERATIONS PRIVATE EQUITY OPPORTUNITIES HOLDINGS SCSP, ASHLAND PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK GROWTH EQUITY FUND DELAWARE HOLDINGS LP, BLACKROCK GROWTH EQUITY – VC SIDECAR LP, BLACKROCK GROWTH EQUITY – VC SIDECAR DELAWARE HOLDINGS LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL DELAWARE HOLDINGS LP, BLACKROCK PRIVATE EQUITY PRIMARIES 2024 LP, BLACKROCK PRIVATE OPPORTUNITIES FUND V DELAWARE HOLDINGS LP, SONJ PRIVATE OPPORTUNITIES FUND III, L.P.

By:	BLACKROCK CAPITAL INVESTMENT
ADVISORS, LLC, its Investment Manager

By:	/s/ Laurence D. Paredes
	Name:	Laurence D. Paredes
	Title:	Managing Director

APPENDIX A

Existing Affiliated Funds and Existing Proprietary Accounts

All Existing Affiliated Funds are advised by an Adviser as set forth below:

A.	Adviser is BlackRock Capital Advisor:

1.	1824 PRIVATE CREDIT FUND, L.P.

2.	1824 PRIVATE CREDIT FUND (PENSION), L.P.

3.	1824 PRIVATE EQUITY FEEDER, L.P.

4.	1824 PRIVATE EQUITY FUND, L.P.

5.	1885 PRIVATE OPPORTUNITIES FUND, L.P.

6.	1885 PRIVATE OPPORTUNITIES CAYMAN FUND, LTD.

7.	AB CLIMATE TRANSITION-ORIENTED PRIVATE DEBT CAYMAN USPC HOLDINGS L.P.

8.	ABR PEP I, LTD.

9.	ABR PEP II, LTD.

10.	ABR USPC HOLDINGS I, LTD.

11.	ABR USPC HOLDINGS II, LTD.

12.	APO GLOBAL HEALTHCARE CAYMAN, LTD.

13.	APO GLOBAL HEALTHCARE HOLDCO SCSP

14.	BEL45 PRIVATE OPPORTUNITIES FUND, L.P.

15.	BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES CAYMAN MASTER LTD.

16.	BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES FEEDER SCSP

17.	BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES MASTER SCSP

18.	BLACKROCK ALTERNATIVE FUNDS S.C.A., SICAV-RAIF – BLACKROCK PRIVATE EQUITY IMPACT OPPORTUNITIES ELTIF

19.	BLACKROCK ALTERNATIVE FUNDS II ELTIF, SICAV – BLACKROCK PRIVATE EQUITY ELTIF

20.	BLACKROCK APO GLOBAL HEALTHCARE PRIVATE EQUITY FUND, S.C.A. SICAV-RAIF

21.	BLACKROCK ASF PRIVATE OPPORTUNITIES FUND, L.P.

22.	BLACKROCK BAKER CLO 2021-1, LTD

23.	BLACKROCK BAKER CLO VIII, LLC

1

24.	BLACKROCK DIRECT LENDING FEEDER IX-L, LP

25.	BLACKROCK DIRECT LENDING FEEDER IX-U, LP

26.	BLACKROCK DIRECT LENDING FUND IX-U (LUXEMBOURG) SCSP

27.	BLACKROCK DIRECT LENDING FUND X-U (LUXEMBOURG) SCSP

28.	BLACKROCK DIVERSIFIED PRIVATE DEBT USPC HOLDINGS LP

29.	BLACKROCK DIVERSIFIED PRIVATE OPPORTUNITIES FUND II, L.P.

30.	BLACKROCK DIVERSIFIED PRIVATE OPPORTUNITIES FUND, L.P.

31.	BLACKROCK DLF IX 2019 CLO, LLC

32.	BLACKROCK DLF IX 2019-G CLO, LLC

33.	BLACKROCK DLF IX 2020-1 CLO, LLC

34.	BLACKROCK DLF IX CLO 2021-1, LLC

35.	BLACKROCK DLF IX CLO 2021-2, LLC

36.	BLACKROCK DLF IX FEEDER ICAV—BLACKROCK DIRECT LENDING FEEDER FUND IX-L (IRELAND)

37.	BLACKROCK DLF IX FEEDER ICAV-BLACKROCK DIRECT LENDING FEEDER FUND IX-U (IRELAND)

38.	BLACKROCK DLF IX ICAV—BLACKROCK DIRECT LENDING FUND IX-L (IRELAND)

39.	BLACKROCK DLF IX ICAV-BLACKROCK DIRECT LENDING FUND IX-U (IRELAND)

40.	BLACKROCK DLF X CLO 2022-1, LLC

41.	BLACKROCK DLF IX-L CLO, LP

42.	BLACKROCK ELBERT CLO V, LLC

43.	BLACKROCK ERI PRIVATE OPPORTUNITIES FEEDER SCSP

44.	BLACKROCK ERI PRIVATE OPPORTUNITIES MASTER SCSP

45.	BLACKROCK FLORIDA CAYMAN, L.P.

46.	BLACKROCK GEMINI II PRIVATE OPPORTUNITIES FUND, LP

47.	BLACKROCK GEMINI PRIVATE OPPORTUNITIES FUND, L.P.

48.	BLACKROCK GROWTH EQUITY FUND (LUX) SCSP

49.	BLACKROCK GROWTH EQUITY FUND AGGREGATOR LP

50.	BLACKROCK GROWTH EQUITY FUND AGGREGATOR CAYMAN LTD.

51.	BLACKROCK GROWTH EQUITY FUND HOLDINGS (LUX) SCSP

52.	BLACKROCK GROWTH EQUITY FUND LP

2

53.	BLACKROCK GSA PRIVATE OPPORTUNITIES FEEDER FUND, L.P.

54.	BLACKROCK GSA PRIVATE OPPORTUNITIES FUND, L.P.

55.	BLACKROCK HAJAR FEEDER FUND, L.P.

56.	BLACKROCK HAJAR FUND, L.P.

57.	BLACKROCK HEALTHCARE OPPORTUNITIES FUND (DELAWARE), L.P.

58.	BLACKROCK HEALTHCARE OPPORTUNITIES FUND, L.P.

59.	BLACKROCK HEARTLAND PRIVATE OPPORTUNITIES FUND, L.P.

60.	BLACKROCK HEARTLAND PRIVATE OPPORTUNITIES CAYMAN FUND, LTD.

61.	BLACKROCK INVERWOOD PRIVATE OPPORTUNITIES FUND, L.P.

62.	BLACKROCK JI PRIVATE EQUITY SOLUTIONS, L.P.

63.	BLACKROCK LISI CREDIT FUND, LP

64.	BLACKROCK MAROON BELLS CLO XI, LLC

65.	BLACKROCK MCKINNEY OPPORTUNITIES FUND CAYMAN, LTD.

66.	BLACKROCK MCKINNEY OPPORTUNITIES FUND, L.P.

67.	BLACKROCK MD POF CAYMAN, LTD.

68.	BLACKROCK MD PRIVATE OPPORTUNITIES FEEDER FUND, L.P.

69.	BLACKROCK MD PRIVATE OPPORTUNITIES FUND, L.P.

70.	BLACKROCK MSV PRIVATE OPPORTUNITIES FUND, L.P.

71.	BLACKROCK MT. ADAMS CLO IX LP

72.	BLACKROCK MT. HOOD CLO X, LLC

73.	BLACKROCK MT. LASSEN SENIOR LOAN FUNDING XII, LLC

74.	BLACKROCK MT. LASSEN SENIOR LOAN FUNDING XII, LLC, SERIES 1

75.	BLACKROCK MT. LASSEN SENIOR LOAN FUNDING XII, LLC, SERIES 2

76.	BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 (LUX) SCSP

77.	BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 AGGREGATOR CAYMAN LTD.

78.	BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 AGGREGATOR LP

79.	BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 HOLDINGS (LUX) SCSP

80.	BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 LP

81.	BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 100 (LUX) SCSP

82.	BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 100 LP

3

83.	BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 60-40 (LUX) SCSP

84.	BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 60-40 LP

85.	BLACKROCK PRIVATE EQUITY IMPACT CAPITAL AGGREGATOR LP

86.	BLACKROCK PRIVATE EQUITY IMPACT CAPITAL AGGREGATOR CAYMAN LTD.

87.	BLACKROCK PRIVATE EQUITY IMPACT CAPITAL HOLDINGS (LUX) SCSP

88.	BLACKROCK PRIVATE EQUITY PRIMARIES 2021 (CAYMAN) LP

89.	BLACKROCK PRIVATE EQUITY PRIMARIES 2021 (LUX) SCSP

90.	BLACKROCK PRIVATE EQUITY PRIMARIES 2021 AGGREGATOR LP

91.	BLACKROCK PRIVATE EQUITY PRIMARIES 2021 HOLDINGS (CAYMAN) LP

92.	BLACKROCK PRIVATE EQUITY PRIMARIES 2021 LP

93.	BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2025 AGGREGATOR (LUX) SCSP

94.	BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2025 HOLDINGS (LUX) SCSP

95.	BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2025 (LUX) SCSP

96.	BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2025, L.P.

97.	BLACKROCK PRIVATE OPPORTUNITIES FUND IV (CAYMAN), L.P.

98.	BLACKROCK PRIVATE OPPORTUNITIES FUND IV (EMPLOYEES), L.P.

99.	BLACKROCK PRIVATE OPPORTUNITIES FUND IV FEEDER SCSP

100.	BLACKROCK PRIVATE OPPORTUNITIES FUND IV MASTER SCSP

101.	BLACKROCK PRIVATE OPPORTUNITIES FUND IV, L.P.

102.	BLACKROCK PRIVATE OPPORTUNITIES FUND V (LUX) SCSP

103.	BLACKROCK PRIVATE OPPORTUNITIES FUND V AGGREGATOR LP

104.	BLACKROCK PRIVATE OPPORTUNITIES FUND V MASTER CAYMAN AGGREGATOR LTD.

105.	BLACKROCK PRIVATE OPPORTUNITIES FUND V HOLDINGS (LUX) SCSP

106.	BLACKROCK PRIVATE OPPORTUNITIES FUND V LP

107.	BLACKROCK RAINIER CLO VI, LTD

108.	BLACKROCK SAPPHIRE POF, L.P.

109.	BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS – B INTERMEDIARY (CAYMAN) LP

110.	BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS – B LP

111.	BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS – B SPV LP

4

112.	BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS—C LP

113.	BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS (LUX) SCSP

114.	BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS HOLDINGS (LUX) SCSP

115.	BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS HOLDINGS II (LUX) SCSP

116.	BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II—B LP

117.	BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II—C LP

118.	BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II (LUX) SCSP

119.	BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II LP

120.	BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS LP

121.	BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS SUBSIDIARY II (LUX) SCSP

122.	BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS SUBSIDIARY SCSP

123.	BLACKROCK SHARI’A PRIVATE OPPORTUNITIES FUND, LP

124.	BLACKROCK SHARI’A PRIVATE OPPORTUNITIES FUND HOLDINGS, LP

125.	BLACKROCK SHASTA CLO XIV, LLC

126.	BLACKROCK SHASTA CLO XIII, LLC

127.	BLACKROCK SHASTA SENIOR LOAN FUND VII, LLC

128.	BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES I, LP

129.	BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES I, LTD.

130.	BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES NON-US, LTD (CLASS)

131.	BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES NON-US II LTD

132.	BLK2018 CORE PRIVATE EQUITY FEEDER FUND, L.P.

133.	BLK2018 CORE PRIVATE EQUITY FUND, L.P.

134.	BLK2019 PRIVATE OPPORTUNITIES FEEDER FUND, L.P.

135.	BLK2019 PRIVATE OPPORTUNITIES FUND, L.P.

136.	BLK2020 PRIVATE OPPORTUNITIES FEEDER FUND, L.P.

137.	BLK2020 PRIVATE OPPORTUNITIES FUND, L.P.

138.	BLK2021 CORE PRIVATE EQUITY FEEDER FUND, L.P.

139.	BLK2021 CORE PRIVATE EQUITY FUND, L.P.

140.	BLK2021 PRIVATE OPPORTUNITIES FEEDER FUND, L.P.

141.	BLK2021 PRIVATE OPPORTUNITIES FUND, L.P.

5

142.	BR MAGNUM AGGREGATOR, LTD.

143.	BR POF IV CAYMAN MASTER FUND, L.P.

144.	BR/ERB CO-INVESTMENT FUND II, L.P.

145.	BV PE OPPORTUNITIES CAYMAN MASTER FUND, LTD.

146.	BV PE OPPORTUNITIES FEEDER FUND SCSP

147.	BV PE OPPORTUNITIES MASTER FUND SCSP

148.	CLIMATE TRANSITION-ORIENTED PRIVATE DEBT USPC LP

149.	COIN PRIVATE OPPORTUNITIES, L.P.

150.	DLF IX-L FUNDING, LP

151.	ERB TACTICAL OPPORTUNITIES, L.P.

152.	FAI BLACKROCK SUSTAINABLE PRIVATE MARKETS PEP HOLDCO LTD.

153.	FM GLOBAL CAYMAN, LTD.

154.	FM GLOBAL INVESTMENT PARTNERS, L.P.

155.	GLOBAL ALTERNATIVES PROGRAM I PE, LP

156.	GLOBAL ALTERNATIVES PROGRAM II PE, LP

157.	GILDI LIFEYRISSJODUR (GILDI PENSION FUND)

158.	GILDI LIFEYRISSJODUR II (GILDI PENSION FUND)

159.	HEATHROW FOREST OPPORTUNITIES FUND, L.P.

160.	HIGH CEDAR DIRECT FUND, L.P.

161.	HIGH CEDAR FEEDER, L.P.

162.	HIGH CEDAR MASTER CAYMAN, LTD.

163.	HIGH CEDAR MASTER, L.P.

164.	HIGH ROCK DIRECT FUND, L.P.

165.	HIGH ROCK FEEDER, L.P.

166.	HIGH ROCK MASTER, L.P.

167.	HIGH STREET FEEDER, L.P.

168.	HIGH STREET FUND, L.P.

169.	LINCOLN PENSION PRIVATE EQUITY BR, L.P.

170.	MARKWOOD CO-INVESTMENT FUND 1, L.P.

171.	MB BLACKROCK HOLDINGS SCSP

6

172.	MEDIOBANCA BLACKROCK MASTER FUND SCSP

173.	MB BLACKROCK HOLDINGS CAYMAN, LTD

174.	MIDDLE MARKET SENIOR FUND, L.P.

175.	MIDDLE MARKET SENIOR MASTER FUND S.À.R.L.

176.	MOUNTAIN RESEARCH FUND – PRIVATE EQUITY, L.P.

177.	MUTUAL OF OMAHA OF CAYMAN, LTD.

178.	MUTUAL OF OMAHA OPPORTUNITIES FUND, L.P.

179.	NDSIB PRIVATE OPPORTUNITIES FUND, L.P.

180.	NHRS PRIVATE OPPORTUNITIES FUND, L.P.

181.	NMERB SIERRA BLANCA FUND, L.P.

182.	OLYMPIA HOLDINGS I, LTD.

183.	OV PRIVATE OPPORTUNITIES, L.P.

184.	PEP ASGA FEEDER L.P.

185.	PEP ASGA MASTER CAYMAN, LTD.

186.	PEP ASGA MASTER L.P.

187.	PEP TELLCO INVESTMENTS 1 CAYMAN, LTD.

188.	PEP TELLCO INVESTMENTS 1, L.P.

189.	PMH HOLDCO II LP

190.	PMH HOLDCO LP

191.	PMH II SPV MINT LP

192.	PMH NEWCO II LLC

193.	PMH SPV AMBER B LP

194.	PMH SPV AMBER LP

195.	PMH SPV BASALT LP

196.	PMH SPV EMERALD LP

197.	PMH SPV GARNET LP

198.	PMH SPV PEARL – B LP

199.	PMH SPV PEARL LP

200.	PMH SPV RADAR HOLDINGS LP

201.	PMH SPV SAPPHIRE LP

7

202.	PMH II SPV BELLFLOWER LP

203.	PRIVATE EQUITY IMPACT OPPORTUNITIES HOLDINGS SCSP

204.	PRIVATE EQUITY OPPORTUNITIES HOLDINGS SCSP

205.	PRIVATE EQUITY PARTNERS VII (DELAWARE), L.P.

206.	PRIVATE EQUITY PARTNERS VII (SCOTLAND), L.P.

207.	PRIVATE EQUITY PARTNERS VII MASTER CAYMAN, LTD.

208.	PRIVATE EQUITY PARTNERS VII MASTER, L.P.

209.	PRIVATE EQUITY PARTNERS VII US CAYMAN, LTD.

210.	PRIVATE EQUITY PARTNERS VII US, L.P.

211.	PRIVATE MARKET HOLDINGS – C, LLC

212.	PRIVATE MARKET HOLDINGS II LLC

213.	PRIVATE MARKET HOLDINGS LP

214.	RED RIVER DIRECT INVESTMENT FUND III, L.P.

215.	SALAM PRIVATE OPPORTUNITIES FEEDER, L.P.

216.	SALAM PRIVATE OPPORTUNITIES FUND, L.P.

217.	SC-BR ASIA PE FEEDER FUND, L.P.

218.	SC-BR ASIA PE FUND, L.P.

219.	SLS II – C HOLDCO LP

220.	SLS II – C HOLDINGS LLC

221.	SLS II – C NEWCO LLC

222.	SONJ PRIVATE OPPORTUNITIES FUND II, L.P.

223.	SULLIVAN WAY POF CAYMAN, LTD.

224.	SULLIVAN WAY PRIVATE OPPORTUNITIES FUND, L.P.

225.	TANGO CAPITAL OPPORTUNITIES FUND, L.P.

226.	TCP WHITNEY CLO, LTD.[24]

227.	TFO ASIA PRIVATE OPPORTUNITIES FUND, L.P.

228.	THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

[24]	TCP Whitney CLO, LLC is a wholly-owned subsidiary of TCP Whitney CLO Ltd. TCP Whitney CLO, LLC does not have an investment advisor.

8

229.	TOPANGA OPPORTUNITIES FUND CAYMAN, LTD.

230.	TOPANGA PRIVATE OPPORTUNITIES, L.P.

231.	TOTAL ALTERNATIVES FUND – PRIVATE EQUITY (B) LP

232.	TOTAL ALTERNATIVES FUND – PRIVATE EQUITY LP

233.	TSCL PRIVATE MARKETS CAYMAN FUND LTD.

234.	SSG BLK PRIVATE DEBT FUND L.P.

235.	TSCL PRIVATE MARKETS FEEDER FUND, L.P

236.	TSCL PRIVATE MARKETS FUND, L.P.

237.	VFL CO INVEST PARTNERS, L.P.

238.	BLACKROCK PRIVATE EQUITY OPPORTUNITIES ELTIF

239.	BLACKROCK FUTURE GENERATIONS PRIVATE EQUITY OPPORTUNITIES ELTIF

240.	BLACKROCK GROWTH EQUITY FUND MASTER CAYMAN AGGREGATOR LP

241.	BLACKROCK GROWTH EQUITY FUND MASTER CAYMAN AGGREGATOR LTD.

242.	BLACKROCK GROWTH EQUITY – VC SIDECAR (LUX) SCSP

243.	BLACKROCK GROWTH EQUITY – VC SIDECAR (CAYMAN) LP

244.	BLACKROCK GROWTH EQUITY – VC SIDECAR HOLDINGS (CAYMAN) LP

245.	BLACKROCK GROWTH EQUITY – VC SIDECAR MASTER CAYMAN AGGREGATOR LP

246.	BLACKROCK GROWTH EQUITY – VC SIDECAR MASTER CAYMAN AGGREGATOR LTD

247.	BLACKROCK PRIVATE EQUITY IMPACT CAPITAL MASTER CAYMAN AGGREGATOR LP

248.	BLACKROCK PRIVATE EQUITY IMPACT CAPITAL MASTER CAYMAN AGGREGATOR LTD.

249.	BLACKROCK PRIVATE EQUITY PRIMARIES 2024 (LUX) SCSP

250.	BLACKROCK PRIVATE EQUITY PRIMARIES 2024 AGGREGATOR (LUX) SCSP

251.	BLACKROCK PRIVATE OPPORTUNITIES FUND V MASTER CAYMAN AGGREGATOR LP

252.	BLK2022 CORE PRIVATE EQUITY FUND, L.P.

253.	BLK2022 CORE PRIVATE EQUITY FEEDER FUND, L.P.

254.	FUTURE GENERATIONS PRIVATE EQUITY OPPORTUNITIES HOLDINGS SCSP

255.	ASHLAND PRIVATE OPPORTUNITIES FUND, L.P.

256.	BLACKROCK GROWTH EQUITY FUND DELAWARE HOLDINGS LP

9

257.	BLACKROCK GROWTH EQUITY – VC SIDECAR LP

258.	BLACKROCK GROWTH EQUITY – VC SIDECAR DELAWARE HOLDINGS LP

259.	BLACKROCK PRIVATE EQUITY IMPACT CAPITAL DELAWARE HOLDINGS LP

260.	BLACKROCK PRIVATE EQUITY PRIMARIES 2024 LP

261.	BLACKROCK PRIVATE OPPORTUNITIES FUND V DELAWARE HOLDINGS LP

262.	SONJ PRIVATE OPPORTUNITIES FUND III, L.P

B.	ADVISER IS SERIES I OF SVOF/MM, LLC

1.	TCP DLF VIII 2018 CLO LLC

2.	TCP RAINIER, LLC

C.	Adviser is Tennenbaum Capital Partners, LLC

1.	SEB DIP INVESTOR, LP

2.	TCP DIRECT LENDING FUND VIII – L (IRELAND)

3.	TCP DIRECT LENDING FUND VIII – U (IRELAND)

4.	TCP DIRECT LENDING FUND VIII, LLC

5.	TCP DIRECT LENDING FUND VIII-A, LLC

6.	TCP DIRECT LENDING FUND VIII-L, LLC

7.	TCP DIRECT LENDING FUND VIII-N, LLC

8.	TCP DIRECT LENDING FUND VIII-S, LLC

9.	TCP DIRECT LENDING FUND VIII-T, LLC

10.	TCP DLF VIII FEEDER ICAV

11.	TCP DLF VIII ICAV

12.	TCP DLF VIII-S FUNDING, LLC

13.	TCP DLF VIII-T FUNDING, LLC

14.	TCP ENHANCED YIELD FUNDING I, LLC

15.	TCP WATERMAN CLO, LLC

16.	TCP WATERMAN FUND, LP.

17.	TENNENBAUM DIP OPPORTUNITY FEEDER, LP

18.	TENNENBAUM ENERGY OPPORTUNITIES CO., LLC

10

19.	TENNENBAUM ENERGY OPPORTUNITIES FUND, LP

20.	TENNENBAUM ENHANCED YIELD FUND I, LLC

21.	TENNENBAUM ENHANCED YIELD OPERATING I, LLC

22.	TENNENBAUM HEARTLAND CO-INVEST, LP

23.	TENNENBAUM OPPORTUNITIES FUND V, LLC

24.	TENNENBAUM OPPORTUNITIES FUND VI, LLC,

25.	TENNENBAUM OPPORTUNITIES PARTNERS V, LP

26.	TENNENBAUM SENIOR LOAN FUND II, LP

27.	TENNENBAUM SENIOR LOAN FUND III, LP

28.	TENNENBAUM SENIOR LOAN FUND IV-A, LP

29.	TENNENBAUM SENIOR LOAN FUND IV-B, LP

30.	TENNENBAUM SENIOR LOAN FUND V, LLC

31.	TENNENBAUM SENIOR LOAN FUNDING III, LLC

32.	TENNENBAUM SENIOR LOAN OPERATING III, LLC

33.	TENNENBAUM SENIOR LOAN SPV IV-A, LLC

34.	TENNENBAUM SPECIAL SITUATIONS FUND IX, LLC

35.	TENNENBAUM SPECIAL SITUATIONS FUND IX-A, LLC

36.	TENNENBAUM SPECIAL SITUATIONS FUND IX-S, L.P.

37.	TENNENBAUM SPECIAL SITUATIONS IX-C, L.P.

38.	TENNENBAUM SPECIAL SITUATIONS IX-O, L.P.

39.	TCP DLF VIII-L FUNDING, LP

The Existing Proprietary Account is set forth below:

1.	BLACKROCK CAPITAL MARKETS, LLC

11

APPENDIX B

Resolutions of the Board of Trustees of

BlackRock Credit Strategies Fund

WHEREAS, the Board of Trustees (the “Board”) of BlackRock Credit Strategies Fund (the “Company”) deems it advisable and in the best interest of the Company to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order issued pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act (the “Application”);

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name to prepare, execute, and cause to be filed with the Commission the Application, substantially in the form presented to the Board, and any amendments thereto; and it is

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

1

APPENDIX C

Resolutions of the Board of Directors of

BlackRock Direct Lending Corp.

WHEREAS, the Directors deem it advisable and in the best interest of the Company to file with the U.S. Securities and Exchange Commission an application for an order issued pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act (the “Application”);

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name to prepare, execute, and cause to be filed with the U.S. Securities and Exchange Commission the Application, substantially in the form presented to the Board, and any amendments thereto; and it is

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

1

APPENDIX D

Resolutions of the Board of Trustees of

BlackRock Private Investments Fund

WHEREAS, the Board of Trustees (the “Board”) of BlackRock Private Investments Fund (the “Company”) deems it advisable and in the best interest of the Company to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order issued pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act (the “Application”);

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name to prepare, execute, and cause to be filed with the Commission the Application, substantially in the form presented to the Board, and any amendments thereto; and it is

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

1

APPENDIX E

Resolutions Adopted by the Board of Directors

BlackRock TCP Capital Corp.

WHEREAS, the Directors deem it advisable and in the best interest of the Company to file with the U.S. Securities and Exchange Commission an application for an order issued pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act (the “Application”);

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name to prepare, execute, and cause to be filed with the U.S. Securities and Exchange Commission the Application, substantially in the form presented to the Board, and any amendments thereto; and it is

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

1

APPENDIX F

Resolutions of the Board of Trustees of

BlackRock Private Credit Fund

WHEREAS, the Trustees deem it advisable and in the best interest of the Company to file with the U.S. Securities and Exchange Commission an application for an order issued pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act (the “Application”);

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name to prepare, execute, and cause to be filed with the U.S. Securities and Exchange Commission the Application, substantially in the form presented to the Board, and any amendments thereto; and it is

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

1